

The La-Z-Boy family.

As a whole, we represent one of the most diverse collections of people and products in the furniture industry.


SALES MIX
Upholstery
Casegoods
1997
$1.050 BILLION
2002
$2.154 BILLION


RESIDENTIAL UPHOLSTERY PRICE RANGES
Clayton Marcus
Sam Moore
La-Z-Boy Residential
HickoryMark
Bauhaus USA
England
Good
Better
Best


RESIDENTIAL CASEGOODS PRICE RANGES
Pennsylvania House
American Drew
Kincaid
Alexvale
Hammary
Lea
Good
Better
Best

upholstery

includes upholstered and leather reclining and nonreclining chairs, motion and stationary sofas, loveseats, sleep sofas, chaises and ottomans.



La-Z-Boy® Residential
The corporation's flagship company is the world's leading manufacturer of reclining chairs and one of the nation's largest producers of upholstered furniture, marketed through a large, proprietary distribution network and through independent furniture stores.



Bauhaus USA®
A prominent designer and manufacturer of transitional upholstered furniture and sleep sofas, marketed through department stores and independent furniture stores.



Centurion™
Based in the United Kingdom, manufacturing La-Z-Boy® reclining chairs, motion seating and upholstered furniture in leather and fabric, primarily for sale in the United Kingdom and Ireland.



Clayton Marcus®
Producers of a quality, handcrafted, mid-priced line of fabric and leather sofas, loveseats, chairs and ottomans in traditional, country and casual styles, marketed through independent furniture stores and regional chains.



England™
A manufacturer of moderately priced upholstered sofas, loveseats, sleep sofas and accent chairs and an undisputed industry pacesetter in the rapid and accurate delivery of products to its dealer base — largely independent retailers.



HickoryMark®
Producers of moderately priced, fashionable upholstered furniture in transitional, country and traditional styles in both fabric and leather, marketed through independent dealers and larger furniture retailers.



Sam Moore®
The foremost manufacturer of chairs, chaises and office seating in America for more than 60 years, marketed through fine department stores, interior designers, independent retail establishments and upscale catalogs.



La-Z-Boy® Contract Furniture Group
Manufactures and markets a full line of executive and office seating, as well as a line of highly specialized healthcare seating for hospitals, outpatient clinics and nursing homes.



casegoods

includes veneered and solid-wood dining room furniture, youth and adult bedroom suites, occasional tables, chests, desks, wall units and accent pieces.



Hammary®
Well known as a supplier of a complete line of fashionable occasional tables, chests, desks, curios, wall systems, entertainment units and upholstered products, marketed through general furniture dealers and department stores.



Kincaid®
An established and highly respected manufacturer of moderately priced, solid-wood casegoods for the bedroom, dining room and family room, primarily in oak, pine, maple and cherry, with a major marketing emphasis on stand-alone stores and in-store galleries.



Alexvale™
Operating as a division of Kincaid, importing occasional furniture and producing upholstered furniture which is sold through department stores, independent furniture stores and the Kincaid proprietary distribution system.



Lea®
A leading producer of correlated youth bedroom furniture and makers of second bedroom furniture in a wide variety of styles and finishes, marketed at moderate prices to capture a larger share of the bedroom market.



Pennsylvania House®
Offering upper mid-priced, finely crafted, solid-wood collections in cherry, maple, oak and pine, as well as custom upholstery in traditional and casual styles for every room of the home, marketed primarily through in-store galleries located in independent furniture stores.



American Drew®
Makers of stylish bedroom and dining room furniture collections from fine veneers and select wood solids in traditional and transitional styles, marketed primarily through independent furniture stores.



American of Martinsville®
A premier supplier of both upholstered and casegood contract room furniture to the hospitality, assisted-living and governmental markets, furnishing popular resort destinations around the world.

American of Martinsville® supplies furnishings to popular destinations such as the Battery Park Ritz-Carlton® (pictured at left); Caesars Palace, Las Vegas; Atlantis Resort, Paradise Island; Marriott Maui Resort Ocean Club; and the Doral Beach & Golf Resort.

FINANCIAL HIGHLIGHTS OF THE YEAR

(Amounts in thousands, except per share data)

Fiscal year ended	4/27/02 (52 weeks)	4/28/01 (52 weeks)	4/29/00 (53 weeks)
Sales	$2,153,952	$2,248,491	$1,778,225
Operating profit	$96,700	$120,794	$142,848
Operating profit/sales	4.5%	5.4%	8.0%
Net income	$61,751	$68,336	$87,614
Return on average equity	8.8%	10.1%	16.3%
Net income/sales	2.9%	3.0%	4.9%
Diluted net income per share	$1.01	$1.13	$1.60
Dividends declared per share	$0.36	$0.35	$0.32
Capital expenditures	$32,966	$37,416	$37,968



Every company that is part of the La-Z-Boy family shares the same commitment to quality, comfort, style and value.

annual meeting

The 2002 La-Z-Boy Incorporated Shareholders Meeting

Wednesday, August 14
11:00 am EDT
La-Z-Boy Auditorium
1284 N. Telegraph Road
Monroe, Michigan

AT END OF YEAR

(Amounts in thousands, except per share data)

Fiscal year ended	4/27/02	4/28/01	4/29/00
Working capital	$444,799	$458,861	$455,363
Assets	$1,160,776	$1,225,797	$1,220,895
Total debt	$141,662	$215,644	$249,670
Debt/capital	16.6%	23.7%	27.4%
Shareholders' equity	$713,522	$695,146	$663,092
Shares outstanding	59,953	60,501	61,328
Book value per share	$11.90	$11.49	$10.81
Market price per share	$30.20	$18.02	$15.69
Number of shareholders	33,000	23,600	22,300
Number of employees	17,850	20,400	21,600
Market value of La-Z-Boy	$1,810,581	$1,090,227	$962,236

PICTURED THIS PAGE: La-Z-Boy® Macey™ sleep sofa.

A family feel.



SHOWN ON COVER AND AT LEFT: La-Z-Boy® Byron™ chair in leather.

contents



"The best part about La-Z-Boy Incorporated is that even as its family of companies continues to expand, it never loses sight of its roots. And that's important for the future."

— Eliot Tatelman, President
& Barry Tatelman, CEO
Jordan's Furniture
Boston, Massachusetts

Celebrating 75 years of comfort. Today, La-Z-Boy Incorporated is one of the leading residential furniture makers in the world, and "La-Z-Boy" is by far the best-known furniture brand name among U.S. consumers. With more than $2 billion in annual sales, the company has a nearly 10 percent overall market share of the U.S. furniture manufacturing industry and a nearly 16 percent share in upholstery.

The La-Z-Boy family of companies produces and markets a broad range of furniture for every room of the home and office. These products are sold through traditional retail outlets, including independent furniture stores, regional and national chain stores and department stores. Sales also are supported by way of a strong, proprietary distribution network, consisting of independently owned, stand-alone retail stores and in-store galleries. Approximately 40 percent of corporate sales is derived from these proprietary outlets. La-Z-Boy is also a leading provider of furniture for the hospitality, assisted-living, healthcare and governmental markets.

La-Z-Boy was founded in Monroe, Michigan, in 1927 as Floral City Furniture, a tiny producer of the La-Z-Boy® slat-back, reclining chair. The company formally changed its name to La-Z-Boy Chair Company in 1941 and to La-Z-Boy Incorporated in 1996. Listed on the New York and Pacific stock exchanges under the trading symbol "LZB," the company has paid continuous, quarterly cash dividends since its 1972 listing and has offered its shareholders a dividend reinvestment and stock purchase plan since 1978.

Brand ideals + business ideologies

To our shareholders

During fiscal 2002, our company celebrated 75 successful years of building comfortable furniture for America's families. Fiscal 2002 also was a highly eventful year in a number of other ways. In the midst of a severe furniture industry recession, we were able to:

- realign our corporate management team;
- streamline our organization;
- complete a painful but essential downsizing of our domestic manufacturing facilities;
- embark on the creation of an entire new generation of La-Z-Boy Furniture Galleries® stores;
- all to better position La-Z-Boy for the future.

New organizational structure

In July 2001, La-Z-Boy Incorporated, traditionally a highly decentralized organization, was divided into two major business segments: upholstery and casegoods. We believe our business unit managers need to be prepared to capitalize on best practices throughout our organization, as well as on cross-company synergies available in purchasing, manufacturing and marketing. The new divisional structure positions us to do that by encouraging cohesiveness among our business units, providing top management with a much sharper focus and enhancing our ability to respond quickly to our customers' needs.

Restructuring

The economic downturn coupled with the persistent and rapid growth of wood furniture imports into the U.S. prompted us to dramatically downsize our domestic manufacturing operations last year. This repositioning and reshaping of our company was done in recognition of fundamental changes in our industry in the last few years. Our restructuring moves have permitted La-Z-Boy to maintain its domestic manufacturing flexibility and profitability, while simultaneously building a logistics infrastructure to support a growing volume of imports.

We believe it is vital for us to augment domestic production with an import strategy that builds and strengthens relationships with offshore manufacturing partners. It will be their ability to provide us with lower-cost, high-quality, high-value products — combined with our domestic production strengths, styling, superior service and distribution expertise — that will give La-Z-Boy a sustainable competitive advantage.



Patrick H. Norton
Chairman of the Board

Brand name, distribution

In addition to our sheer size, La-Z-Boy possesses two unique marketing advantages: our brand name and our strong proprietary distribution system. Quite simply, "La-Z-Boy" is the best-known furniture brand among American consumers. In a highly fragmented industry such as ours, the marketing power provided by this trusted name is difficult to overestimate. And, as announced in late 2001, we are now

PICTURED ABOVE: Sam Moore® contemporary chairs in Palomino and Safari Brown leathers.


$ 2.00
1.50
1.00
0.50
$0.83
$0.93
$1.24
$1.60
$1.13
$1.01
'97 '98 '99 '00 '01 '02

NET INCOME PER SHARE


$ 0.50
0.30
0.10
$0.26
$0.28
$0.31
$0.32
$0.35
$0.36
'97 '98 '99 '00 '01 '02

CASH DIVIDENDS PER SHARE


$ 2,400
1,800
1,200
600
$1,050
$1,152
$1,339
$1,778
$2,248
$2,154
'97 '98 '99 '00 '01 '02

LA-Z-BOY SALES
(DOLLARS IN MILLIONS)



Gerald L. Kiser
President and
Chief Executive Officer

taking this brand strength overseas through La-Z-Boy Europe, a new joint venture with the Steinhoff Group, one of Europe's largest household goods manufacturers.

Another major marketing edge for La-Z-Boy is its large and growing proprietary distribution system. In addition to stand-alone La-Z-Boy Furniture Galleries® stores and La-Z-Boy® In-Store Gallery partnerships, other La-Z-Boy Incorporated companies are aggressively seeking to leverage the power of "the name," while pursuing their own unique, proprietary distribution strategies. An example of this is our La-Z-Boy Youth Collection™ by Lea that has met with great success in a pilot program and is being selectively expanded to more of our dealers.

Over the past two decades, La-Z-Boy has built a highly visible leadership position in the world of American furniture retailing. Our challenge, and our goal, is to further lengthen that lead. A major facet of that effort will be the exciting new generation of La-Z-Boy Furniture Galleries® stores introduced last year. This new format is setting new performance records; and we have aggressive plans in place for the conversion of existing stores, the relocation of other existing stores and the expansion into new markets.

Operating summary, financial objectives

Our sales in fiscal 2002 were depressed by the industry-wide recession. Our earnings were penalized both by the softness at the top line and by restructuring expenses. However, we were heartened by the relative strength in our upholstery business, as well as by the sharp, sequential improvement in our casegoods operating margins as the year unfolded and our restructuring moves began to take hold.

We paid down $74 million in debt last year and ended fiscal 2002 with a 16.6 percent debt-to-capitalization ratio. This balance sheet strength provides La-Z-Boy with yet another competitive advantage: financial flexibility. Aided by a strengthening economy and improving consumer confidence, we anticipate substantially improved sales and profitability in fiscal 2003.

Our financial objectives are simple. We want to grow our sales at a faster pace than the industry. And, we want to significantly improve our current profitability levels.

La-Z-Boy Incorporated is a much more focused, capable and responsive organization than we were as recently as a year ago, and we are eagerly looking forward to the challenges ahead.

On behalf of our board of directors, our management team and our employees, thank you for your continuing support.

Patrick H. Norton
Chairman of the Board

Gerald L. Kiser
President and
Chief Executive Officer

In addition to overall style and durability, brand name is one of the first things consumers consider when selecting furniture.

According to the U.S. Department of Commerce, there are currently more than 500 residential furniture manufacturers in the United States. This proliferation of manufacturers and brands often leads to a high degree of confusion among consumers. For this reason, a brand name consumers know and trust is a prized asset for a furniture manufacturer.

In this regard, La-Z-Boy has the clear advantage. As the best known U.S. furniture brand and, according to the *2001 HFN Magazine Brand Survey*, the fifth best-known household consumer brand overall, La-Z-Boy enjoys a favorable competitive position in the marketplace.



PICTURED ABOVE: Clayton Marcus® Jessica McClintock™ sofa with Kincaid® Laura Ashley® Celsea™ table.



This two-of-a-kind Tommy Hilfiger®-designed La-Z-Boy® chair decked out in full red, white and blue sets a patriotic tone.





According to the 2001 HFN Magazine Brand Survey, La-Z-Boy is the fifth best-known household brand among female consumers.

LA-Z-BOY BRAND AWARENESS

BRAND	MAJOR PRODUCTS	PARENT COMPANY
1 Rubbermaid	Home storage, food storage	Newell Rubbermaid
2 Tupperware	Food storage	Tupperware
3 Cannon	Textiles	Pillowtex
4 Corningware	Cookware/bakeware	World Kitchen
5 La-Z-Boy	Furniture	La-Z-Boy
6 Kenmore	Appliances, floor care	Sears
7 Maytag	Major appliances	Maytag
8 Hoover	Floor care	Maytag
9 Whirlpool	Major appliances	Whirlpool
10 Sealy	Mattresses	Sealy

(Source: *HFN Magazine*, Volume 75, Number 37)

TOP: *Bauhaus USA provides a comfort level for those looking for quality upholstery products at affordable prices.* ABOVE: *Hammary's Hidden Treasures™ line has been a strong seller for both La-Z-Boy Furniture Galleries® stores and for Hammary.*

Recently, in a significant international marketing move, La-Z-Boy and the Steinhoff Group teamed to create La-Z-Boy Europe, a new joint venture company that designs, manufactures, markets and distributes motion furniture overseas. It is a powerful combination that brings together the superb manufacturing and distribution capabilities of Steinhoff and the marketing savvy and powerful brand name of La-Z-Boy, all in one organization.

For Pennsylvania House, the April 2002 International Home Furnishings Market was highlighted by the introduction of its extremely successful American Traditions™ line. This 54-piece collection is fashioned in traditional American style, crafted in solid cherry and appointed with a light, natural finish. Additionally, the line offers consumers the perfect mix between form and function.

Initially launched three years ago, Hammary's popular Hidden Treasures™ collection saw several new pieces added to its impressive line. With more than 200 individual eclectic items to its credit, this group offers products including leather-covered desks, hand-painted parlor chests, gaming tables and armoires.

This year, with the introduction of the La-Z-Boy® Designer Recliner Program, another important step was taken in the company's marketing efforts. This initiative featured seven of the country's top designers, including Tommy Hilfiger, Nicole Miller, Cynthia Rowley and Todd Oldham, each of whom created unique interpretations of the La-Z-Boy® recliner. In a show of corporate citizenship, La-Z-Boy then donated these two-of-a-kind chairs through two auctions, one in New York and the other on the national Web site, eBay®, with proceeds from both benefiting Bailey House, a nonprofit charity assisting people with HIV/AIDS.

La-Z-Boy also received the star treatment at the 74th Academy Awards®. In what was a special honor for the company, a gift certificate for a "La-Z-Boy The New Look of Comfort™" chair was among the many "goodies" included in each of the coveted gift baskets reserved for award presenters.



Two of the unique designs from La-Z-Boy Europe.

Through our licensing efforts, we are able to broaden our consumer base and distinguish ourselves from the competition.

To strengthen our already powerful brand name, La-Z-Boy continues to engage in a strong, targeted marketing campaign. It is an effort that goes back two years to the launch of our "New Look of Comfort" campaign, an initiative that sought to showcase La-Z-Boy® products within cleverly written, bright and modern design concepts. In fact, this campaign has proven so successful that some customers have carried the actual ads into stores and ordered merchandise exactly as depicted.

Several of the La-Z-Boy companies, in addition to marketing their products under their own trade names, have negotiated mutually beneficial licensing arrangements with well-known personalities to enhance consumer recognition of specific product lines. These successful licensing programs have featured celebrities in a wide variety of professions, ranging from athletics to art to fashion design.

Playing off the licensing theme is Lea Industries' Jessica McClintock Home — The Romance Collection for Young Ladies™. One of the most exciting new product lines introduced at the April 2002 International Home Furnishings Market, this collection features gracefully curved fronts and extensive carvings with delicate, silver accents over a soft, antique-ivory finish. It is a group aimed at extending Lea's youth furniture line into a higher, but still competitive, price range.

Other introductions at the April 2002 Market included the La-Z-Boy® Faith Popcorn Cocooning Chair Collection™. In a relatively short time, this collection has become a favorite among female consumers. Designed specifically from research with women, this line features matching children's chairs, tables with storage, ottomans, accessories and much more.

Moreover, these success stories follow the precedent set by past introductions, such as Laura Ashley Home™ from Kincaid and Bob Mackie Home™ and Jessica McClintock Home™ from American Drew.



The La-Z-Boy® Faith Popcorn Cocooning Chair™, shown with a matching child's chair, has earned rave reviews from its target demographic.










L A Z B O Y
The new look of comfort

La-Z-Boy makes a powerful statement about comfort in this concept for the Riley™.



In these print advertisments, the Carlyle™, the Catalina™ and the Byron™ are spotlighted in creative scenarios for greater visual impact and recognition.



L A Z B O Y
The new look of comfort

This promotion made a television star out of La-Z-Boy and its most photogenic chair, the Carlyle™.

Building consumer awareness is an ongoing process that engages all forms of media for maximum brand recall.


beautiful
Window Workshop 101
DECOR
Metropolitan Home
Design Secrets Revealed
Better Homes and Gardens
Classic Clothes

7

Fashioning a strong brand.

"Customers come in with an understanding of the importance of the La-Z-Boy name. They already have a comfort level, so it's much easier for our sales associates to make the sale."

— John Klein, President and CEO
Wickes Furniture Co., Inc.
Wheeling, Illinois


LA-Z-BOY

Embracing new



The key to growth is seizing opportunity at the right moments. It's a trait that's characteristic in every corner of the company.

opportuniti



PICTURED AT LEFT: Rectangular table with Splat-Back chairs and Demilune chest with Trellis Deck from American Drew® Jessica McClintock Home — The Romance Collection™.

For the La-Z-Boy family of companies, one of the major keys to growth is proprietary distribution. It is a process that facilitates greater control over the way products are displayed and merchandised, creating more effective selling environments and greater profitability.

Kincaid and Pennsylvania House are among the growing number of La-Z-Boy Incorporated companies which market a large portion of their total product volume through proprietary distribution channels. For example, Kincaid's network of in-store galleries and stand-alone stores now represents approximately one million square feet of retail selling space, accounting for roughly half of Kincaid's total sales.

Pennsylvania House derives nearly three-quarters of its annual sales from in-store Collector's Galleries℠, located within independent furniture stores around the country. Management is dedicated to substantially increasing this proprietary dealer base in the coming year and beyond.

In terms of reaching consumers, this company's major effort is the biannual publication of the Pennsylvania House Collector's Book™. This resource features all of this company's major furniture collections and is offered to consumers in print ads, on the company's Web site and at Pennsylvania House® dealers around the country.

HickoryMark, which has always been known for its fashion-forward upholstery styles, now offers its retailers and consumers a new level of quality and service. The company has essentially remade itself, redesigning its Mississippi-based manufacturing facilities, incorporating new CNC-based manufacturing technology, upgrading computer systems and investing in new transportation equipment.





TOP: *The artistic detail of Pennsylvania House American Traditions™ adds flavor to any bedroom.*
ABOVE: *This handsome Sam Moore® needlepoint chair was featured on the back cover of the Horchow Home catalog, a division of Neiman Marcus.*



The Pennsylvania House Collector's Book™ is an ideal source of reference for consumers.


LA-Z-BOY
LA-Z-BOY
LA-Z-BOY
LA-Z-BOY

Innovative programs utilizing marketing materials like the above help drive incremental business.

A recently concluded test of Lea Industries' new La-Z-Boy Youth Collection™ retail floor displays proved especially encouraging. Through the use of the La-Z-Boy name and point-of-purchase display materials, participants saw youth furniture sales per square foot increase significantly. Even better, success came using a minimum of 1,250 square feet for the displays, compactly showcasing at least six different Lea youth furniture groups.

In the final analysis, the test conclusively demonstrated the ease with which the power of the La-Z-Boy® brand name can be selectively harnessed to generate greater growth opportunities.

Of the 150 independent retailers initially considered strong candidates for the La-Z-Boy Youth Collection™ program, 105 have already signed up — representing a total of 256 sales floors. Retailer demand for the program has been high, both from traditional Lea dealers and from potential new accounts.

The verdict is in: Customers love the new La-Z-Boy Furniture Galleries® stores! In fact, several new stores have posted sales of more than $1 million in their opening month. It is performance that is setting new records, delivering substantially higher sales per square foot across the board, outpacing industry averages and exceeding expectations.

It is a result that comes after several years of extensive study and preparation. In late summer 2001, all that work came to fruition with the opening of the first new format, 16,000-plus square-foot La-Z-Boy Furniture Galleries® store in Virginia. The ambitious design featured a striking, centrally positioned Design Center with a 14-foot high ceiling and four distinct product gallery sections.

Eleven of the new generation stores were operating at the end of fiscal 2002. By the end of fiscal 2003, another 25-30 new stores are expected to be operating. In addition, approximately 25 older format La-Z-Boy Furniture Galleries® stores are scheduled to be remodeled to the new format during fiscal 2003. Moving forward, the new generation La-Z-Boy Furniture Galleries® store program will become the standard for our retail presence.



"The centrally located Design Center says we're in the design business. It's an advantage that's just one part of the brand new La-Z-Boy stores. And, as sales continue to increase as a result, it's making life a lot more fun for both my staff and my customers."

— *Ed Breunig, III*
La-Z-Boy Furniture Galleries Licensee
Tempe, Arizona



Entertaining new ideas.

The new La-Z-Boy Furniture Galleries® stores are rewriting the record books in sales.


Free Design
Assistance


LA Z'BOY
FURNITURE GALLERIES







Sibling synergies.

By communicating our successes throughout the company, we are able to leverage them for the greater benefit of all.

To the many furniture companies that are part of the La-Z-Boy family, the ability to participate in selective cross-marketing opportunities has the potential to be a big factor in driving incremental business. As part of the La-Z-Boy Furniture Galleries® system, this strategy has led to successful marketing efforts on behalf of England's Signature Select™ upholstery line and HickoryMark's Signature™ leather upholstery line. Additionally, substantial numbers of occasional tables and wall units from Kincaid and Hammary continue to be sold through the La-Z-Boy proprietary distribution system.

In practice, partnering with the La-Z-Boy side of the business is a strategy for success. And, as evidenced by Centurion's performance over the past few years, it is a strategy that has been proven through growth. Following new product introductions, Centurion is predicting solid growth in its traditional leather production for the coming year and is forecasting sales of its new lines to occur in the United Kingdom, Ireland and continental European markets.

Naturally, our furniture family partners work better when they work together. Such is the case in the way Alexvale is manufacturing Laura Ashley® upholstery for Kincaid, in addition to producing Hammary's upholstery line and its own upholstery products.

On another front, Bauhaus USA has continued to enjoy excellent success with its imported microfiber product, Bellasuede™, for which it has exclusive distribution rights for a range of proprietary colors. Bauhaus USA has joined forces with Sam Moore to offer this exciting cover on accent chairs and on 18-inch cubes, which some dealers are using in sets of four to make "cocktail tables." This provides pleasing accents to Bauhaus USA® sofas and loveseats, while showcasing a variety of colorful options.

PICTURED ABOVE: Hammary® Urban Classics™ rectangular cocktail table and La-Z-Boy® Montana™ sofa.





Introduced by La-Z-Boy, the incredibly comfortable and convenient SlumberAir™ mattress system is changing guest rooms for the better.



Lea's new Jessica McClintock Home — The Romance Collection for Young Ladies™ moves the company into a higher niche, while still retaining a competitive price advantage.



A popular furniture manufacturer abroad, Centurion offers traditional leather upholstery choices that make consumers feel at home.

15 brand names, two segments, one goal: customer satisfaction



England offers upholstered products that are as attractive as they are comfortable — the perfect addition to any room.

"We have the foundation, and we have the structure to fulfill the potential available to us."

— Pat Norton
Chairman of the Board
La-Z-Boy Incorporated

As the leading U.S. supplier of guest room furniture for the hospitality market and a major provider of room furniture to the assisted-living industry, American of Martinsville (AOM) continues to earn business through uncommon service. It is a distinction that has helped AOM become the primary casegoods supplier to a diverse client base, including Marriott International, Bass Hotels & Resorts, Woodman Design, individual military installations and more.

To further enhance market share, La-Z-Boy Contract, a quality provider of seating to business and healthcare organizations, has sought to focus its marketing efforts on an individual basis. As a result, La-Z-Boy Contract now offers far more versatile and profitable product lines. In short, where there is an attractive growth market, you will find La-Z-Boy Contract positioned to grow.

On another front, England has enjoyed continued success since becoming part of the La-Z-Boy family of companies.

To supply its core dealer base of more than 2,500 independent furniture stores, England has created a delivery system that has set new standards for the industry. In fact, England has an on-time shipment rate of more than 98 percent and an order turnaround time half that of its competitors. Moreover, by leveraging this logistical strength, the company has also succeeded in meeting the delivery needs of Rent-A-Center® outlets from coast to coast.







TOP: *Providing a pleasing night's rest is the key to American of Martinsville's success in the hospitality market.* CENTER: *In the health-care market, American of Martinsville's diversity is just what the doctor ordered.* BOTTOM: *From board rooms to waiting rooms, La-Z-Boy Contract supplies the products that get the job done.*

Bauhaus USA has also scored a major hit with its leather "Cigar chair."



Hand built, Customer focused.



The growing importance of importing — primarily by the La-Z-Boy casegoods companies — has encouraged information sharing, leading to a number of logistical efficiencies, including the negotiation of lower freight rates and overseas brokerage fees. There are still relatively few, direct La-Z-Boy employees working overseas on a full-time basis, but a growing number of the company's engineering and quality control personnel now rotate in and out of the Far East on a regular schedule. This provides the necessary support required by the company's growing import volume.

One of the most recent La-Z-Boy companies to begin import activities is AOM. Ornate, labor-intensive, custom, guest-room furniture favored by premier hotel properties are ideally suited for overseas manufacture. By combining these labor-intensive custom products with less labor-intensive domestically produced products for mid-market and economy hotels, AOM is able to provide solid value to its customer base.

"At England, a promise made is a promise kept, particularly when it comes to fulfilling custom orders. And, they do it much faster. In fact, England always delivers within two to three weeks, guaranteed. It's an advantage that enables us to carry less inventory, yet close more sales at the same time."

— *Tom Balistreri*
Colders Furniture
Milwaukee, Wisconsin


England


1927 1928 1929 1930 1931 1932 1933 1934 1935 1936 1937 1938 1939 1940 1941
1942 1943~1946 1947 1948 1949 1950 1951 1952 1953 1954 1955 1956 1957
LA-Z-BOY
Celebrating 75 years of comfort
1958 1959 1960 1961 1962 1963 1964 1965 1966 1967 1968 1969 1970 1971 1972
1973 1974 1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987
1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

As illustrated in the commemorative poster above, the La-Z-Boy story is all about changing furniture for the better.

The year was 1927. Two young cousins from Monroe, Michigan — Edward M. Knabusch and Edwin J. Shoemaker — shook hands and agreed to pursue the American dream of starting their own business. That business, now known as La-Z-Boy Incorporated, has become one of the world's leading furniture producers.

This year, the company is commemorating 75 years of bringing comfort, quality and style into homes around the world with a year-long anniversary celebration paying homage to its rich heritage.

Like most American success stories, La-Z-Boy started with a simple but innovative concept — a mechanism invented by Edwin Shoemaker that allowed a person to recline while seated in a chair. Using orange crates to mock-up and refine this mechanism, "the two Eds," as they came to be known, perfected the reclining chair that would literally sweep the world off its feet.

On the advice of a customer, they upholstered their original design and began marketing it as a year-round piece, rather than as a seasonal item. The chair was an instant hit but needed a name. Combining promotion with necessity, the partners held a contest. Among the submissions were names such as Sit-N-Snooze, Slack-Back and Comfort Carrier. However, one entry in particular — La-Z-Boy® — was the clear winner. And, the rest is history.

Through a variety of well-known and respected subsidiaries, La-Z-Boy Incorporated also produces upholstery and casegoods for every room of the home and office in a broad range of styles and prices.

In the years since, La-Z-Boy has dominated the reclining-chair category by continually developing new styles and remaining at the forefront of the industry in product innovation. Of the company's many accomplishments, its 1961 introduction of the Reclina-Rocker® stands out as the first chair that allowed users to both rock and recline. Within a decade, this revolutionary chair helped boost sales at La-Z-Boy from $1 million to more than $50 million.

Over time, La-Z-Boy has introduced chairs that rock, swivel, glide, lift and even massage. Other innovations have included clever storage spaces for magazines and TV remote controls, built-in telephones, computer modem hookups, and thermoelectric compartments to keep drinks cool and within easy reach.

In addition to its world-famous reclining chairs, La-Z-Boy also markets a full line of stylish and comfortable upholstered furnishings for the living room and family room, including reclining sofas and loveseats, convenient sleep sofas, modern modular furniture and leather upholstery, as well as stationary sofas, loveseats and chairs.

When "the two Eds" began producing furniture for their families and friends back in 1927, they each took home $5 a week. Today, La-Z-Boy generates annual sales in excess of $2 billion; employs nearly 18,000 people worldwide; operates manufacturing facilities throughout the United States, Canada, Europe and Asia; and is the most recognized brand name in home furnishings.

1927



Ed Shoemaker and Ed Knabusch form Floral City Furniture Company.

1928
"The two Eds" invent reclining, slat-back chair; select "La-Z-Boy" name.

1941
Company name changed to La-Z-Boy Chair Company.

1961
Reclina-Rocker® invented; sales exceed $1 million *for first time.*

1974
First La-Z-Boy Showcase Shoppes® opened.

1976
Sales exceed $100 million.

1986
Hammary joins La-Z-Boy.

1988
Kincaid Furniture joins La-Z-Boy.

1989
First La-Z-Boy Furniture Galleries® stores opened.

1995
England joins La-Z-Boy.

1998
Sam Moore joins La-Z-Boy.

2000
Alexvale, American Drew, American of Martinsville, Bauhaus USA, Clayton Marcus, HickoryMark, Lea, and Pennsylvania House join La-Z-Boy.

2001
La-Z-Boy Incorporated sales exceed $2 billion; first new generation La-Z-Boy Furniture Galleries® opened.

La-Z-Boy Incorporated celebrates 75th anniversary.

2002

Financial Report

Report of Management Responsibilities

The management of La-Z-Boy Incorporated is responsible for the preparation of the accompanying consolidated financial statements, related financial data and all other information included in the following pages. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgments where appropriate.

Management is further responsible for maintaining the adequacy and effectiveness of established internal controls. These controls provide reasonable assurance that the assets of La-Z-Boy Incorporated are safeguarded and that transactions are executed in accordance with management's authorization and are recorded properly for the preparation of financial statements. Our internal control system is supported by written policies and procedures, the careful selection and training of qualified personnel and a program of internal auditing.

The Board of Directors, through its Audit Committee composed exclusively of outside directors, is responsible for reviewing and monitoring the financial statements and accounting practices. The Audit Committee meets periodically with the internal auditors, management and the independent accountants to ensure that each is meeting its responsibilities. The Audit Committee and the independent accountants have free access to each other with or without management being present.

The accompanying report of our independent accountants states their opinion on our consolidated financial statements, based on audits conducted in accordance with auditing standards generally accepted in the United States of America.

Gerald L. Kiser
President and Chief Executive Officer

David M. Risley
Chief Financial Officer

Report of Independent Accountants

PRICEWATERHOUSECOOPERS

To the Board of Directors and Shareholders
of La-Z-Boy Incorporated:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in shareholders' equity, including pages 18 through 30, present fairly, in all material respects, the financial position of La-Z-Boy Incorporated and its subsidiaries at April 27, 2002, and April 28, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 27, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Toledo, Ohio
May 29, 2002

Consolidated Statement of Income

(Amounts in thousands, except per share data) Fiscal year ended	4/27/02 (52 weeks)	4/28/01 (52 weeks)	4/29/00 (53 weeks)
Sales	$ 2,153,952	$ 2,248,491	$ 1,778,225
Cost of sales	1,647,334	1,753,000	1,350,561
Gross profit	506,618	495,491	427,664
Selling, general and administrative	398,229	374,697	284,816
Loss on divestiture	11,689	—	—
Operating income	96,700	120,794	142,848
Interest expense	10,063	17,960	9,655
Interest income	1,362	1,779	1,976
Other income, net	937	7,431	5,144
Pretax income	88,936	112,044	140,313
Income tax expense (benefit)			
Federal – current	29,730	44,866	49,491
– deferred	(7,081)	(6,930)	(3,288)
State – current	4,870	6,576	7,048
– deferred	(334)	(804)	(552)
Total income tax expense	27,185	43,708	52,699
Net income	$ 61,751	$ 68,336	$ 87,614
Basic average common shares	60,739	60,550	54,488
Basic net income per common share	$ 1.02	$ 1.13	$ 1.61
Diluted weighted average common shares	61,125	60,692	54,860
Diluted net income per common share	$ 1.01	$ 1.13	$ 1.60

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheet

(Amounts in thousands) As of	4/27/02	4/28/01
Assets		
Current assets		
Cash and equivalents	$ 26,771	$ 23,565
Receivables, less allowance of $28,063 in 2002 and $30,546 in 2001	382,843	380,867
Inventories, net	208,657	257,887
Deferred income taxes	35,035	26,168
Income taxes – current	2,490	2,944
Other current assets	15,896	17,345
Total current assets	671,692	708,776
Property, plant and equipment, net	205,463	230,341
Goodwill, less accumulated amortization of $26,321 in 2002 and $21,810 in 2001	108,244	112,755
Trade names, less accumulated amortization of $10,001 in 2002 and $5,792 in 2001	116,772	120,981
Other long-term assets, less allowance of $5,428 in 2002 and $6,404 in 2001	58,605	52,944
Total assets	$1,160,776	$1,225,797
Liabilities and shareholders' equity		
Current liabilities		
Short-term borrowings	$ —	$ 10,380
Current portion of long-term debt and capital leases	2,276	5,845
Accounts payable	68,497	92,830
Accrued expenses and other current liabilities	156,120	140,860
Total current liabilities	226,893	249,915
Long-term debt	137,444	196,923
Capital leases	1,942	2,496
Deferred income taxes	46,145	45,709
Other long-term liabilities	34,830	35,608
Contingencies and commitments		
Shareholders' equity		
Preferred shares – 5,000 authorized; none issued	—	—
Common shares, $1 par value – 150,000 authorized; 59,953 outstanding in 2002 and 60,501 outstanding in 2001	59,953	60,501
Capital in excess of par value	215,060	210,924
Retained earnings	444,173	427,616
Accumulated other comprehensive loss	(5,664)	(3,895)
Total shareholders' equity	713,522	695,146
Total liabilities and shareholders' equity	$1,160,776	$1,225,797

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statement of Cash Flows

(Amounts in thousands) Fiscal year ended	4/27/02 (52 weeks)	4/28/01 (52 weeks)	4/29/00 (53 weeks)
Cash flows from operating activities			
Net income	$ 61,751	$ 68,336	$ 87,614
Adjustments to reconcile net income to net cash provided by operating activities			
Loss on divestiture	11,689	—	—
Depreciation and amortization	43,988	45,697	30,342
Change in receivables	(7,418)	13,488	(42,595)
Change in inventories	39,848	(3,159)	(4,703)
Change in payables	(23,335)	2,438	(4,356)
Change in other assets and liabilities	15,122	(7,542)	(2,075)
Change in deferred taxes	(8,431)	(8,365)	(5,797)
Proceeds from insurance recovery	—	5,116	—
Total adjustments	71,463	47,673	(29,184)
Net cash provided by operating activities	133,214	116,009	58,430
Cash flows from investing activities			
Proceeds from disposals of assets	2,341	2,302	1,202
Capital expenditures	(32,966)	(37,416)	(37,968)
Proceeds from divestiture	6,048	—	—
Acquisition of operating units, net of cash acquired	—	—	(57,952)
Change in other long-term assets	10,198	(2,476)	(9,681)
Net cash used for investing activities	(14,379)	(37,590)	(104,399)
Cash flows from financing activities			
Proceeds from debt	93,482	87,380	175,622
Payments on debt	(166,915)	(121,830)	(110,319)
Capital leases	(549)	424	801
Stock issued for stock option & 401(k) plans	22,652	10,564	9,235
Repurchase of common stock	(42,372)	(23,906)	(31,046)
Dividends paid	(21,886)	(21,189)	(17,447)
Net cash provided by (used for) financing activities	(115,588)	(68,557)	26,846
Effect of exchange rate changes on cash and equivalents	(41)	(650)	(74)
Net increase (decrease) in cash and equivalents	3,206	9,212	(19,197)
Cash and equivalents at beginning of the year	23,565	14,353	33,550
Cash and equivalents at end of the year	$ 26,771	$ 23,565	$ 14,353

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statement of Changes in Shareholders' Equity

(Amounts in thousands)	Common shares	Capital in excess of par value	Retained earnings	Accumulated other comprehensive loss	Total
At April 24, 1999	$52,340	$ 31,582	$ 332,934	$ (1,941)	$414,915
Repurchases of common stock	(1,749)		(29,297)		(31,046)
Stock issued for stock options/401(k)	609	1,139	7,487		9,235
Stock issued for acquisition	10,128	178,729	11,167		200,024
Dividends paid			(17,447)		(17,447)
Comprehensive income					
Net income			87,614		
Translation adjustment				(203)	
Total comprehensive income					87,411
At April 29, 2000	61,328	211,450	392,458	(2,144)	663,092
Repurchases of common stock	(1,618)		(22,288)		(23,906)
Stock issued for stock options/401(k)	791	(526)	10,299		10,564
Dividends paid			(21,189)		(21,189)
Comprehensive income					
Net income			68,336		
Unrealized loss on marketable securities, net of taxes				(768)	
Translation adjustment				(983)	
Total comprehensive income					66,585
At April 28, 2001	60,501	210,924	427,616	(3,895)	695,146
Repurchases of common stock	(1,849)		(40,523)		(42,372)
Stock issued for stock options/401(k)	1,301	4,136	17,215		22,652
Dividends paid			(21,886)		(21,886)
Comprehensive income					
Net income			61,751		
Unrealized loss on marketable securities, net of taxes				(482)	
Realization of losses on marketable securities, net of taxes				1,250	
Translation adjustment				(378)	
Unrealized loss on interest rate swap agreements, net of taxes				(2,159)	
Total comprehensive income					59,982
At April 27, 2002	$59,953	$215,060	$ 444,173	$ (5,664)	$713,522

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Note 1: Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of these consolidated financial statements. Fiscal years 2002 and 2001 included 52 weeks, whereas fiscal year 2000 included 53 weeks.

Principles of Consolidation

The consolidated financial statements include the accounts of La-Z-Boy Incorporated and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

Use of Estimates

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses for the reporting periods. Actual results could differ from those estimates.

New Pronouncements

During fiscal 2002, the Financial Accounting Standards Board (FASB) approved SFAS No. 142, "Goodwill and Other Intangible Assets," SFAS No. 143, "Accounting for Asset Retirement Obligations," SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections."

SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets and requires a review at least annually for impairment. Our amortization of goodwill and other indefinite-lived intangible assets will be affected upon our adoption of this SFAS in fiscal 2003. This SFAS will require us to cease amortization of our remaining goodwill and indefinite-lived intangible asset balances. We believe the impact of discontinuing this amortization will be to increase annual earnings by approximately $7.5 million, net of taxes. In addition, this SFAS will require us to perform an impairment test of our existing goodwill and other indefinite-lived intangible assets based on a fair value concept. We have not yet determined the effects of impairment charges upon adoption.

We have not yet determined the impact, if any, on our financial statements of SFAS No. 143 and SFAS No. 145, which are effective in our fiscal 2004.

SFAS No. 144 was adopted on April 28, 2002, and had no impact on our financial statements.

Cash and Equivalents

For purposes of the consolidated statement of cash flows, we consider all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) basis for approximately 77% and 79% of our inventories at April 27, 2002, and April 28, 2001, respectively. Cost is determined for all other inventories on a first-in, first-out (FIFO) basis.

Excess of FIFO over the LIFO basis at April 27, 2002, and April 28, 2001, includes $11 million and $15 million, respectively, for inventory written-up to fair value for acquisitions that occurred in fiscal 2000. This purchase accounting adjustment reduces earnings in periods that the related inventory is sold.

Property, Plant and Equipment

Items capitalized, including significant betterments to existing facilities, are recorded at cost. All maintenance and repair costs are expensed when incurred. Depreciation is computed using accelerated and straight-line methods over the estimated useful lives of the assets.

Buildings, land improvements and building fixtures are depreciated over periods of 15-30 years. Machinery and equipment are depreciated over a period of 8-10 years. Information systems are depreciated over periods of 2-10 years. Transportation equipment is depreciated over a period of 4-5 years.

Goodwill and Trade Names

Goodwill and trade names are amortized on a straight-line basis over 30 years from the date of acquisition. Both are evaluated periodically for impairment. See information on SFAS No. 142 under "New Pronouncements" for details on future changes to accounting policies for goodwill and trade names.

Revenue Recognition

Revenue is primarily recognized upon shipment of product. This revenue includes amounts billed to customers for shipping. Provision is made at the time revenue is recognized for estimated product returns and warranties as well as other incentives that may be offered to customers.

Other incentives offered to customers include cash discounts, volume discounts and advertising agreements. Cash discounts are recorded as a reduction of revenues when the revenue is recognized. Volume discounts are recorded at the time of sale as a reduction of revenue. Our advertising agreements, which give customers advertising allowances based on revenues, are recorded when the revenue is recognized as a reduction to revenue.

Research and Development Costs

Research and development costs are charged to expense in the periods incurred. Expenditures for research and development costs were $20.4 million, $19.4 million and $10.4 million for the fiscal years ended April 27, 2002, April 28, 2001, and April 29, 2000, respectively.

Advertising Expenses
Production costs of commercials and programming are charged to expense when the advertising is first aired. The costs of other advertising, promotion and marketing programs are charged to income in the period incurred. Cooperative advertising agreements exist with some customers to reimburse them for actual advertising expenses. The reimbursements are recorded as advertising expense. Advertising expense was $40.1 million, $35.8 million and $30.7 million for the fiscal years ended April 27, 2002, April 28, 2001, and April 29, 2000, respectively.

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Foreign Currency Translation
The functional currency of each foreign subsidiary is the respective local currency. Assets and liabilities are translated at the year-end exchange rates and revenues and expenses are translated at average exchange rates for the period. Resulting translation adjustments are recorded as a component of shareholders' equity in other comprehensive income.

Financial Instruments and Hedging
We implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, beginning with the first quarter of fiscal 2002.

Our derivative instruments consist of interest rate swap agreements that are used to fix the interest rate on a portion of the variable interest rate borrowings on our revolving credit facility. These agreements, which match the terms of the credit facility, are designated and accounted for as cash flow hedges. Currently, there is no gain or loss recognized in earnings relating to the changes in the fair value of these interest rate swap agreements. The effect of marking these contracts to fair value is recorded as a component of shareholders' equity in other comprehensive income.

Reclassification
Certain prior year information has been reclassified to be comparable to the current year presentation.

Note 2: Restructuring

In the fourth quarter of fiscal 2002, we recorded an expense of $9.0 million ($5.5 million after tax) as a result of a restructuring plan. This plan involved closing one manufacturing facility and converting a second facility to warehousing. The impact of this plan is a reduction of manufacturing space of 0.7 million square feet and a reduction of 252 employees. The remaining assets, which include buildings and equipment of $4.4 million, are part of the Casegoods segment and are expected to be disposed of by the end of fiscal year 2004. This plan is expected to be completed in June 2002. As of April 27, 2002, 240 of the 252 employees remained employed with the company.

In the second quarter of fiscal 2002, we recorded an expense of $13.2 million ($8.1 million after tax) as a result of a restructuring plan. This plan involved closing down three manufacturing facilities and converting two others to warehousing, sub-assembly and import service operations. The impact of this plan was a reduction of manufacturing space of 1.25 million square feet and reduction across the company of 570 employees in management and manufacturing positions. The remaining assets, which include buildings of $0.9 million, are expected to be disposed of by the end of fiscal year 2004. Of this $0.9 million, $0.7 million of these assets are part of the Upholstery segment. The remaining $0.2 million are part of the Casegoods segment. This plan is expected to be completed by July 2002. All except 23 of the 570 employees have been terminated as of the end of the fiscal year.

In the fourth quarter of fiscal 2001, we recorded a restructuring charge of $11.2 million ($6.9 million after tax) as a result of strategic decisions to rationalize production capacity to achieve more efficient production utilization and exit certain unprofitable product lines. The effect of this plan was a reduction of 310 employees in management and manufacturing positions. The remaining assets, which include $1.0 million of buildings, are part of the Casegoods segment and are expected to be disposed of by the end of fiscal year 2004. This plan was complete and all of the 310 employees were terminated as of the end of this fiscal year.

The impact by segment of these restructuring charges is included in "Note 17: Segments" on pages 29 and 30 of this report.

The restructuring liabilities, charges to expense, and cash payments or asset write-downs are as follows:

Effects of restructuring

(Amounts in thousands)	4/29/00 balance	Charges to expense	Cash payment or asset write-down	4/28/01 balance	Charges to expense	Cash payment or asset write-down	4/27/02 balance
Fixed asset write-downs....	—	$ 4,000	$(4,000)	$ —	$ 11,000	$(11,000)	$ —
Severance and benefit related costs	—	1,200	—	1,200	4,600	(4,300)	1,500
Inventory write-downs	—	3,300	(3,300)	—	3,500	(3,500)	—
Other	—	2,700	—	2,700	3,100	(2,700)	3,100
Total	—	$11,200	$(7,300)	$3,900	$22,200	$(21,500)	$4,600

Note 3: Acquisitions and Divestiture

On November 30, 2001, we sold the operations of our Pilliod Furniture unit. We acquired Pilliod, which produces promotionally priced bedroom and occasional furniture at its manufacturing facility in Nichols, S.C., as part of our acquisition of LADD Furniture, Inc., discussed below. The product line produced by Pilliod did not strategically align with our other product lines. The transaction generated a pretax loss of $11.7 million. A tax benefit of $11.8 million was generated, resulting in a small net gain with no earnings per share effect.

On January 29, 2000, we acquired LADD Furniture, Inc., then a publicly traded furniture manufacturer, in a stock-for-stock merger, at which time LADD became our wholly-owned subsidiary. The holders of LADD stock received approximately 9.2 million shares of La-Z-Boy common stock in consideration for their LADD shares. In addition, LADD employee stock options then outstanding were replaced by approximately 1 million La-Z-Boy common stock options. Total consideration, including acquisition costs, was $190 million. On December 28, 1999, we acquired all of the outstanding stock of Alexvale Furniture, Inc., a manufacturer of medium-priced upholstered furniture, for a combination of cash and La-Z-Boy common stock totaling $17 million. On June 1, 1999, we acquired Bauhaus USA, Inc., a manufacturer of upholstered furniture primarily marketed to department stores, for $59 million in a cash transaction.

The above acquisitions have been accounted for as purchases. The acquired companies were included in our financial results immediately following the acquisition dates. The excess of the aggregate purchase prices over the fair value of the net identifiable assets acquired of $74 million has been recorded as goodwill.

The following unaudited proforma financial information presents combined results of operations of the above companies with us as if the acquisitions had occurred as of the beginning of fiscal 2000. The proforma financial information gives effect to certain adjustments resulting from the acquisitions and related financing. The proforma financial information does not necessarily reflect the results of operations that would have occurred had the separate operations of each company constituted a single entity during such periods.

(Amounts in thousands, except per share data)	Unaudited 4/29/00 (53 weeks)
Sales	$2,297,219
Net income	$ 97,850
Net income per share	$ 1.60

Note 4: Inventories

(Amounts in thousands)	4/27/02	4/28/01
Raw materials	$ 72,389	$ 90,381
Work-in-progress	53,947	62,465
Finished goods	94,062	115,425
FIFO inventories	220,398	268,271
Excess of FIFO over LIFO....	(11,741)	(10,384)
Total inventories	$208,657	$ 257,887

Note 5: Property, Plant and Equipment

(Amounts in thousands)	4/27/02	4/28/01
Buildings and building fixtures	$189,051	$199,473
Machinery and equipment......	178,222	177,851
Information systems	39,597	37,361
Land and land improvements.....................	27,423	25,490
Transportation equipment	17,425	17,909
Other	23,408	24,284
	475,126	482,368
Less: accumulated depreciation........................	269,663	252,027
Property, plant and equipment, net	$205,463	$230,341

Note 6: Accrued Expenses and Other Current Liabilities

(Amounts in thousands)	4/27/02	4/28/01
Payroll and other compensation	$ 84,304	$ 78,550
Accrued warranty	15,039	14,208
Income taxes	18,379	11,490
Other current liabilities	38,398	36,612
Accrued expenses and other current liabilities	$156,120	$140,860

Note 7: Debt

We have a $300 million unsecured revolving credit facility with a group of banks which uses a performance based interest rate grid with pricing ranging from LIBOR plus 0.475% to LIBOR plus 0.800% based on our consolidated debt to capital ratio and also requires that certain covenants be met. The revolving credit facility expires on May 12, 2005. At April 27, 2002, we are in compliance with all of the covenants under this facility.

Industrial revenue bonds were used to finance the construction of manufacturing facilities. The facilities constructed from the bond proceeds are pledged as collateral for the bonds.

We have entered into several interest rate swap agreements with counter-parties that are participants in the revolving credit facility to reduce the impact of changes in interest rates on the floating rate debt. We believe that the risk of potential credit loss from counter-party non-performance is minimal. The purpose of these swaps is to fix interest rates on a notional amount of $70 million through December 8, 2003, at 6.095% plus the applicable borrowing spread under the revolving credit facility. The fair market value of the swaps would require payment of $3.6 million at April 27, 2002, if we were to have terminated the agreement.

Maturities of long-term debt, other than the revolving credit facility, subsequent to April 27, 2002, are $2 million in 2003, $1 million in 2004, $4 million in 2005, $2 million in 2006, $0 million in 2007 and $60 million thereafter. As of April 27, 2002, unused lines of credit and commitments were $360 million under several credit arrangements.

Cash paid for interest during fiscal years 2002, 2001 and 2000 was $10.2 million, $17.5 million and $7.1 million, respectively.

Note 8: Leases

We have operating leases for manufacturing facilities, executive and sales offices, warehouses, showrooms and retail facilities as well as for equipment for manufacturing, transportation and data processing. The operating leases expire at various dates through 2026. Certain transportation leases contain a provision for the payment of contingent rentals based on mileage in excess of stipulated amounts. We lease additional transportation and other equipment under capital leases expiring at various dates through 2007. The majority of these capital leases include bargain purchase options.

The future minimum lease payments under non-cancelable leases are as follows (for the fiscal years):

(Amounts in thousands)	Operating leases	Capital leases
2003	$16,703	$ 760
2004	15,657	773
2005	11,843	847
2006	8,181	320
2007	6,133	87
2008 and beyond	23,722	—
Total	$82,239	$2,787

Note 7: Debt

(Amounts in thousands)	Interest rate	Maturity	4/27/02	4/28/01
Revolving credit facility	6.6%	2005	$ 70,000	$130,000
Industrial revenue bonds	1.7-7.0%	2004-26	30,855	37,227
Private placement notes	6.5%	2008	35,000	35,000
Other debt	2.5%	2003-5	3,319	—
Total debt			139,174	202,227
Less: current portion			1,730	5,304
Long-term debt			$137,444	$196,923
Weighted avg. interest rate			5.6%	5.5%
Fair value of debt			$140,215	$202,850

Rental expense and contingent rentals for capital and operating leases were as follows (for the fiscal years ended):

(Amounts in thousands)	4/27/02 (52 weeks)	4/28/01 (52 weeks)	4/29/00 (53 weeks)
Rental expense	$ 20,215	$ 22,591	$ 10,387
Contingent rentals	$ 615	$ 573	$ 232

Note 9: Financial Guarantees

We have provided unsecured financial guarantees relating to loans and leases in connection with certain La-Z-Boy Furniture Galleries®. The amounts of the guarantees are shown in the following table. Because almost all guarantees are expected to retire without being funded, the contract amounts are not estimates of future cash flows.

(Contract amounts in thousands)	4/27/02	4/28/01
Loan guarantees	$18,825	$20,034
Lease guarantees	$10,017	$10,651

The guarantees require the dealers to make periodic payments to us in exchange for the guarantees. Terms of current guarantees generally range from one to five years.

The guarantees have off-balance-sheet credit risk because only the periodic payments and any accrual for probable loss are recognized until a guarantee expires. Credit risk represents the accounting loss that would be recognized at the reporting date if counter-parties failed to perform completely as contracted. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that no amounts could be recovered from third parties.

Note 10: Stock Option Plans

Shareholders approved an employee Incentive Stock Option Plan that provides grants to certain employees to purchase common shares at not less than their fair market value at the date of grant. Granted options become exercisable at 25% per year beginning one year from the date of grant for up to five or ten years. The plan authorized option grants of up to 7,500,000 common shares.

	Number of shares	Weighted avg. exercise price
Outstanding at April 24, 1999	1,404,186	$13.02
Granted	1,423,822	17.33
Exercised	(351,919)	10.64
Expired or cancelled	(75,185)	17.87
Outstanding at April 29, 2000	2,400,904	15.65
Granted	716,930	15.50
Exercised	(449,852)	10.84
Expired or cancelled	(139,697)	18.11
Outstanding at April 28, 2001	2,528,285	16.33
Granted	663,885	19.80
Exercised	(935,735)	13.80
Expired or cancelled	(211,500)	18.59
Outstanding at April 27, 2002	2,044,935	18.37
Exercisable at April 27, 2002	744,202	$17.64
Shares available for grants at April 27, 2002	4,974,553	

The tables above and below include options that were issued to replace outstanding options of an acquired company at the time of acquisition. The options outstanding as of April 27, 2002, were 147,000 with a weighted average exercise price of $18.21 per share. There are no shares available for future grant under this plan.

The shareholders have also approved two Restricted Share Plans. Under one plan, a committee of the board of directors is authorized to offer for sale up to an aggregate of 750,000 common shares to certain employees. Under a second plan, up to an aggregate of 150,000 common shares are authorized for sale to non-employee directors. Under the Restricted Share Plans, shares are offered at 25% of the fair market value at the date of grant. The plans require that all shares be held in an escrow account for a period of three years in the case of an employee, or until the participant's service as a director ceases in the

Information regarding currently outstanding and exercisable

Range of exercise prices	Number outstanding at April 27, 2002	Weighted avg. exercise price	Weighted remaining contractual life in years	Number exercisable at April 27, 2002	Weighted avg. exercise price
$ 9.54 - $ 14.41	213,829	$13.08	1.21	206,749	$13.04
14.62 - 19.80	1,472,124	17.76	3.49	347,242	16.75
$23.75 - $ 34.33	358,982	24.05	2.43	190,211	24.28
	2,044,935	$18.37	3.06	744,202	$17.64

case of a non-employee director. In the event of an employee's or non-employee director's termination during the escrow period, the shares must be sold back to us at their cost.

Common shares aggregating 13,200 and 8,700 were granted and issued during fiscal years 2002 and 2001, respectively, under the non-employee directors' Restricted Share Plan. Common shares remaining for future grants under this plan amounted to 70,500 at April 27, 2002.

Common shares aggregating 71,875 and 68,750 were granted and issued during fiscal years 2002 and 2001, respectively, under the employee Restricted Share Plan. Common shares remaining for future grants under this plan amounted to 492,080 at April 27, 2002.

Shareholders have also approved a Performance-Based Restricted Stock Plan. This plan authorized awards up to an aggregate of 1,200,000 common shares to key employees. Grants of shares or short-term options to purchase shares are based on achievement of goals over a three-year performance period. At April 27, 2002, target awards were outstanding for which up to approximately 495,000 common shares may be issued in fiscal years 2003 through 2005 based on three outstanding target awards, depending on the extent to which certain performance objectives are met. The cost of awards is expensed over the performance period. In 2002, 55,290 common shares were issued for the three-year period that ended in 2001.

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," we have chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

Had we elected to recognize compensation cost for stock options based on the fair value method of accounting prescribed by SFAS No. 123, the additional after tax expense relating to the stock options would have been $2.6 million in 2002, $2.6 million in 2001 and $1.8 million in 2000. Actual expense relating to the stock options was $2.4 million in 2002, $0.8 million in 2001 and $1.5 million in 2000.

Proforma net income and earnings per share would have been as follows (for the fiscal years ended):

(Amounts in thousands, except per share data)	4/27/02 (52 weeks)	4/28/01 (52 weeks)	4/29/00 (53 weeks)
Net income	$59,128	$65,718	$85,832
Basic net income per share	$ 0.97	$ 1.09	$ 1.58
Diluted net income per share	$ 0.97	$ 1.08	$ 1.56

The fair value of each option grant was estimated on the date of grant using the Black-Scholes model with the following assumptions:

	4/27/02 (52 weeks)	4/28/01 (52 weeks)	4/29/00 (53 weeks)
Risk free interest rate	4.4%	4.95%	6.6%
Dividend rate	1.7%	1.9%	2.0%
Expected life in years	5.0	5.0	5.0
Stock price volatility	43.0%	45.0%	41.0%

Note 11: Retirement/Welfare

Eligible salaried employees are covered under a trusteed profit sharing retirement plan. Discretionary cash contributions to a trust are made annually based on profits. We maintain certain Non-Qualified Deferred Compensation (NQDC) plans for eligible highly compensated employees.

We maintain a non-qualified defined benefit retirement plan for certain existing and former salaried employees. Included in other long-term liabilities were plan obligations of $12.2 million and $11.7 million at April 27, 2002, and April 28, 2001, respectively. Included in other long-term assets were $12.4 million and $7.6 million at April 27, 2002, and April 28, 2001, respectively, of available for-sale marketable securities to fund future obligations of this plan. This plan is excluded from the obligation charts that follow.

Voluntary 401(k) retirement plans are offered to eligible employees within certain U.S. operating units. Currently about 68% of eligible employees are participating in these plans. For most operating units, we make matching contributions based on specific formulas and this match is made in our common shares. We also maintain defined benefit pension plans for eligible factory hourly employees at some operating units.

The net periodic pension cost and retirement costs for retirement plans are as follows (for the fiscal years ended):

(Amounts in thousands)	4/27/02 (52 weeks)	4/28/01 (52 weeks)	4/29/00 (53 weeks)
Service cost	$ 2,918	$ 2,676	$ 2,791
Interest cost	4,254	4,013	3,644
Actual return on plan assets	(109)	(1,903)	999
Net amortization and deferral	(4,260)	(2,648)	(5,793)
Net periodic pension cost	2,803	2,138	1,641
Profit sharing*/NQDC	10,864	10,579	7,522
401(k)*	4,191	3,744	2,954
Other*	3,875	1,716	1,871
Total retirement costs	$21,733	$18,177	$13,988

* Not determined by an actuary.

Notes to Consolidated Financial Statements

The funded status of the pension plans was as follows:

(Amounts in thousands)	4/27/02	4/28/01
Change in benefit obligation		
Benefit obligation at beginning of year	$ 55,543	$ 56,168
Service cost	2,918	2,676
Interest cost	4,254	4,013
Amendments and new plans	2,016	(5,142)
Actuarial gain (loss)	(128)	472
Benefits paid	(2,650)	(2,644)
Benefit obligation at year end	61,953	55,543
Change in plan assets		
Fair value of plan assets at beginning of year	56,417	56,565
Actual return on plan assets	109	1,573
Employer contribution	5,931	923
Benefits paid	(2,650)	(2,644)
Fair value of plan assets at year end	59,807	56,417
Funded (underfunded) status	(2,146)	874
Unrecognized actuarial loss	8,821	2,430
Unamortized prior service cost	769	934
Prepaid benefit cost	$ 7,444	$ 4,238

The expected long-term rate of return on defined benefit plan assets was 8.0% for fiscal years 2002, 2001 and 2000. The weighted average discount rate used in determining the actuarial present value of projected benefit obligations was 7.2% in fiscal year 2002, 7.7% in fiscal year 2001 and 6.8% for fiscal year 2000. Plan assets are invested in a diversified portfolio that consists primarily of debt and equity securities.

Note 12: Health Care

Eligible employees have an opportunity to participate in group health plans. Most participating employees pay their portion of health care costs through pretax payroll deductions. Health care expenses were as follows (for the fiscal years ended):

(Amounts in thousands)	4/27/02 (52 weeks)	4/28/01 (52 weeks)	4/29/00 (53 weeks)
Gross health care	$ 76,071	$76,989	$50,895
Participant payments	(19,178)	(19,132)	(13,277)
Net health care	$56,893	$ 57,857	$ 37,618

We make annual provisions for any current and future retirement health care costs which may not be covered by retirees' collected premiums.

Note 13: Income Taxes

The primary components of our deferred tax assets and (liabilities) were as follows:

(Amounts in thousands)	4/27/02	4/28/01
Current		
Bad debt	$ 13,760	$ 16,302
Warranty	9,222	8,660
Workers' compensation	2,951	2,933
NQDC/other	3,819	2,313
Inventory	(6,459)	(9,332)
State income tax	820	995
Stock options	567	1,155
Receivables – mark to market	—	(2,634)
Restructuring	3,881	1,501
Other	6,474	4,275
Total current deferred tax assets	35,035	26,168
Noncurrent		
Trade names	(43,142)	(44,703)
Pension	1,760	(2,254)
Other	(4,763)	1,248
Total noncurrent deferred tax liabilities	(46,145)	(45,709)
Net deferred tax liability	$ (11,110)	$(19,541)

Our effective tax rate differs from the U.S. federal income tax rate for the following reasons:

(% of pretax income)	4/27/02	4/28/01	4/29/00
Statutory tax rate	35.0%	35.0%	35.0%
Increase (reduction) in income taxes resulting from:			
State income taxes net of federal benefit	3.2	3.4	3.0
Tax credits	(0.1)	(0.3)	(0.1)
Goodwill	1.8	1.4	0.9
Worthless stock deduction	(8.4)	—	—
Tax loss carry-forwards	—	—	(1.1)
Miscellaneous items	(0.9)	(0.5)	(0.1)
Effective tax rate	30.6%	39.0%	37.6%

As a result of the sale of the operations of Pilliod Furniture during fiscal year 2002, we recognized a substantial "worthless stock" deduction. This deduction is attributable to the difference between the tax basis in the stock of Pilliod and its underlying assets and resulted in a net reduction of federal and state income tax of $7.5 million.

Cash paid for taxes during the fiscal years ended April 27, 2002, April 28, 2001, and April 29, 2000, was $24.0 million, $57.4 million and $52.2 million, respectively.

Note 14: Earnings Per Share

Basic net income per share is computed using the weighted average number of shares outstanding during the period. Diluted net income per share uses the weighted average number of shares outstanding during the period plus the additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Our dilutive potential common shares are for employee stock related plans described in Note 10. Outstanding share information is as follows (for the fiscal years ended):

(Amounts in thousands)	4/27/02	4/28/01	4/29/00
Weighted average common shares outstanding (basic)	60,739	60,550	54,488
Effect of options	386	142	372
Weighted average common shares outstanding (diluted)	61,125	60,692	54,860

Note 15: Contingencies

We have been named as a defendant in various lawsuits arising in the ordinary course of business. It is not possible at the present time to estimate the ultimate outcome of these actions; however, management believes that we have recorded expense in respect of probable and reasonably estimable legal matters, and any additional resultant liability will not be material based on our previous experience with lawsuits of these types.

We have been named as a potentially responsible party (PRP) at six environmental clean-up sites. Based on a review of all currently known facts and our experience with previous environmental clean-up sites, management believes that we have recorded expense in respect of probable and reasonably estimable environmental matters and does not anticipate that future expenditures for environmental clean-up sites will have a material adverse effect on our results of operations or financial condition.

Note 16: Related Parties

We invest in cash and equivalents with a bank whose board of directors includes two members of our board of directors. At the end of fiscal years 2002 and 2001, $3 million and $22 million, respectively, was invested in cash and equivalents with this bank. This bank also provided trust and investment management services.

Trade and notes receivables as of April 27, 2002, include $10.7 million due from a dealer who is a relative of a retired executive and former member of our board of directors.

Note 17: Segments

During fiscal 2002, we realigned our top management team to reflect an organizational restructuring announced July 23, 2001. This organizational restructuring resulted in our reportable operating segments changing to an Upholstery Group segment and a Casegoods Group segment. The prior year segment information, which follows, has been reclassified in accordance with this change.

The Upholstery Group is comprised of operating units that primarily manufacture and sell to dealers furniture which is mostly or fully covered with fabric, leather or vinyl. Upholstered furniture includes products which function as seating for the home and commercial markets such as reclining and non-reclining chairs, motion and stationary sofas, loveseats, chaises and ottomans. The operating units included in the Upholstery Group are Bauhaus USA, Centurion, Clayton Marcus, England, HickoryMark, La-Z-Boy Contract Furniture, La-Z-Boy Residential and Sam Moore.

The Casegoods Group is comprised of operating units that primarily manufacture or sell to dealers products that function as storage, display or table units for the home and commercial markets, such as dining room furniture, bedroom suites, occasional tables, chests, desks, wall units and accent pieces. These products are mostly made of hardwood or hardwood veneers. The operating units included in the Casegoods Group are Alexvale, American Drew, American of Martinsville, Hammary, Kincaid, Lea and Pennsylvania House. Pilliod Furniture is included in the segment information provided through its sale date of November 30, 2001.

Our largest customer is less than 3% of each of our segment's sales.

The accounting policies of the operating segments are the same as those described in Note 1. Segment operating income is based on profit or loss from operations before

Notes to Consolidated Financial Statements

interest income and expense, other income and income taxes. Certain corporate costs are allocated to the segments based on revenues and identifiable assets. Identifiable assets are cash and cash equivalents, notes and accounts receivable, FIFO inventories, net property, plant and equipment, goodwill and trade names. Our unallocated assets include deferred income taxes, corporate assets and various other assets.

Information used to evaluate segments is as follows (for the fiscal years ended):

(Amounts in thousands)	4/27/02 (52 weeks)	4/28/01 (52 weeks)	4/29/00 (53 weeks)
Sales			
Upholstery Group	$1,543,756	$1,488,111	$1,393,421
Casegoods Group	611,268	762,159	385,517
Eliminations	(1,072)	(1,779)	(713)
Consolidated	2,153,952	2,248,491	1,778,225
Operating income			
Upholstery Group	134,337	129,178	137,494
Restructuring	(3,735)	(2,300)	—
Net Upholstery Group	130,602	126,878	137,494
Casegoods Group	19,569	23,231	25,719
Restructuring	(18,452)	(8,900)	—
Loss on divestiture	(11,689)	—	—
Net Casegoods Group	(10,572)	14,331	25,719
Other	(23,330)	(20,415)	(20,365)
Consolidated	130,576	131,994	142,848
Restructuring	(22,187)	(11,200)	—
Loss on divestiture	(11,689)	—	—
Net consolidated	96,700	120,794	142,848
Depreciation and amortization			
Upholstery Group	20,655	21,972	18,659
Casegoods Group	12,560	12,979	5,771
Corporate and other	10,773	10,746	5,912
Consolidated	43,988	45,697	30,342
Capital expenditures			
Upholstery Group	21,997	20,966	30,279
Casegoods Group	9,206	14,231	5,479
Corporate and other	1,763	2,219	2,210
Consolidated	32,966	37,416	37,968
Assets			
Upholstery Group	617,093	637,198	622,907
Casegoods Group	397,277	488,718	507,315
Unallocated assets	146,406	99,881	90,673
Consolidated	$1,160,776	$1,225,797	$1,220,895
Sales by country			
United States	95%	96%	94%
Canada and other	5%	4%	6%
	100%	100%	100%

This **Management's Discussion and Analysis** should be read in conjunction with the accompanying Report of Management Responsibilities, Report of Independent Accountants, Consolidated Financial Statements and related Notes to Consolidated Financial Statements.

In terms of sales, we are the second largest furniture manufacturer in the United States of America, the largest reclining-chair manufacturer in the world and North America's largest manufacturer of upholstered furniture. We also import furniture products from outside the U.S. and resell them domestically. We sell mostly to independent retailers who resell to end-users, and we also own a small number of retail stores where we sell our own manufactured and imported products to end-users. Besides our own retail stores, we have formal agreements with many independent retailers to display and merchandise products from one or more of our operating units and sell them to end-user consumers in dedicated square footage of retail space, either through stand-alone stores or in dedicated galleries within their stores. We consider these stores as well as our own retail stores to be "proprietary" and one of the keys to our success.

During fiscal 2002, we realigned our top management team to reflect an organizational restructuring announced July 23, 2001. This organizational restructuring resulted in our reportable operating segments changing to an Upholstery Group segment and a Casegoods Group segment. The prior year segment information included below has been reclassified in accordance with this change.

Analysis of Operations

Year ended April 27, 2002
(2002 compared with 2001)

	FY02 over (under) FY01	Fiscal year ended 4/27/02	4/28/01
Sales	(4%)	100.0%	100.0%
Cost of sales	(6%)	76.5%	78.0%
Gross profit	2%	23.5%	22.0%
Selling, general and administrative	6%	18.5%	16.6%
Loss on divestiture	N/M	0.5%	—
Operating income	(20%)	4.5%	5.4%
Interest expense	(44%)	0.5%	0.8%
Interest income	(23%)	0.1%	0.1%
Other income	(87%)	—	0.3%
Pretax income	(21%)	4.1%	5.0%
Income tax expense*	(38%)	30.6%	39.0%
Net income	(10%)	2.9%	3.0%
Diluted earnings per share	(11%)		
Dividends per share	3%		

* As a percent of pretax income.
N/M = Not meaningful

Segment Analysis

	Sales FY02 over (under) FY01	Operating Income FY02 over (under) FY01	Percent of sales FY02	FY01
Upholstery Group	4%	3%	8.5%	8.5%
Casegoods Group	(20%)	(174%)	(1.7%)	1.9%
Unallocated corporate costs & eliminations	N/M	(14%)	N/M	N/M
Consolidated	(4%)	(20%)	4.5%	5.4%

Segment Operating Income Analysis Excluding Restructuring and Divestiture

	FY02 over (under) FY01	Percent of sales FY02	FY01
Upholstery Group	4%	8.7%	8.7%
Casegoods Group	(16%)	3.2%	3.0%
Unallocated corporate costs & eliminations	(14%)	N/M	N/M
Consolidated	(1%)	6.1%	5.9%

Fiscal 2002 sales declined 4% to $2.154 billion from the prior year due to the following factors: (i) the divestiture of Pilliod Furniture on November 30, 2001; (ii) continued weak furniture industry demand for most of the year; and (iii) the impact of retailers going out of business or experiencing financial difficulty. This decline was somewhat offset by the strength of the La-Z-Boy Furniture Galleries® store system (part of our proprietary distribution system dedicated to La-Z-Boy products), which enjoyed an 11% increase over the same store sales for the 2002 fiscal year.

Our **Upholstery Group sales** increased 4% from last year. This is mainly due to the strength of the above-mentioned La-Z-Boy Furniture Galleries® store system. With 297 stand-alone Gallery stores, most of which are independently owned, and 317 in-store La-Z-Boy galleries, exclusively promoting and selling the La-Z-Boy brand name, we are able to focus our marketing efforts and concentrate our advertising dollars to allow us to gain market share.

The **Casegoods Group sales** declined 20%. The Pilliod divestiture accounted for about 1/3 of the decline in casegoods sales. In addition, our casegoods sales are still being negatively impacted by the bankruptcies of HomeLife, Montgomery Ward and Heilig-Meyers. It has taken some time for us to fill the sales void that these major bankruptcies created in fiscal 2001. The continued weakness in the hospitality sector of our casegoods business has also significantly contributed to the sales decline in our Casegoods segment.

Gross profit as a percent of sales for 2002 increased to 23.5% from 22.0% in 2001. This improvement, despite a 4% sales decline, primarily reflects the results of management's efforts to adjust capacity and fixed costs in response to a weak sales environment. In particular, restructuring and other productivity improvements announced in April 2001 and October 2001 are now positively impacting gross profit margins. Restructuring charges included in gross profit for fiscal 2002 and 2001 were $22.2 million and $11.2 million, respectively.

Selling, general and administrative expense **(S,G&A)** increased to 18.5% of sales in 2002 from 16.6% in 2001 due in part to decreased sales volume that was unable to absorb the fixed portion of the S,G&A expenses. Additionally, as of April 27, 2002, we own 23 retail stores which have a higher percentage of S,G&A expenses as compared to our manufacturing operating units. As the sales of our retail stores have grown through the acquisition of stores and same store sales increases, there is a larger mix of S,G&A from the retail stores causing an increase in the percentage.

The **operating income margin** declined to 4.5% in 2002 from 5.4% in 2001. Since April 2001, we have closed three casegoods plants and one upholstery plant, converted two other casegood plants into warehouse, sub-assembly and import service operations, divested a casegoods business and announced the closing of another casegoods plant to be effective in June 2002. These actions are a result of an increased ratio of imported components and finished products compared to the domestically produced products, which allowed us to reduce our domestic production capacity. The restructuring charges in fiscal 2002 contributed to approximately half of the decline in the margin over the charges in fiscal 2001. The pretax loss on our Pilliod divestiture contributed the remaining margin degradation in the current year.

The **Upholstery Group operating margin** remained flat at 8.5% of sales. Although the Upholstery Group has had increased sales due to the strength of its proprietary store network, the $3.7 million restructuring charge for the closing of an upholstery plant and declines in the profitability of some lower price-point product lines has offset the gains from the sales increase.

The **Casegoods Group operating margin** declined to (1.7%) of sales from 1.9%. A majority of the decline is a result of the restructuring charges absorbed in the fiscal 2002 operating profit, as well as the $11.7 million pretax loss on the Pilliod divestiture. We continue to experience some disruptions in the casegoods plants as we blend our domestic production needs with our import purchases. We believe that the actions taken during the past two years will enable us to return this segment back to profitability.

Interest expense declined 44% over last year mainly due to a net decline of $74.0 million in our total debt for the year. A majority of the debt decline occurred in the first nine months of the year. As a result of our interest rate swap agreements, we have fixed interest rates at 6.095% plus the applicable borrowing spread under the revolving credit facility on a notional amount of $70 million. Therefore, there has not been a significant fluctuation in our weighted average interest rate.

Income tax expense as a percent of pretax income of 30.6% in 2002 is down from 39.0% in 2001 primarily due to the $11.8 million tax benefit recorded on the divestiture of the Pilliod operating unit. Without the Pilliod effect included, our tax rate would have remained flat at 39.0%.

Other income decreased $6.5 million or 87% over the prior year. Fiscal 2001 included an increase of about $5.0 million as a result of a one-time business interruption insurance recovery offset in part by $2.4 million of miscellaneous non-operating expenses. In fiscal 2002 there was a realized loss of $2.0 million recorded in the fourth quarter from the sale of marketable securities available for sale. We do not anticipate significant realized losses to occur in fiscal 2003.

Analysis of Operations

Year ended April 28, 2001
(2001 compared with 2000)

Year 2001 sales of $2.2 billion were 26% greater than 2000 because of acquisitions. On a proforma basis adjusting for acquisitions and the extra week in 2000, sales were flat.

The **Upholstery Group proforma sales** increased 2%. This small growth in sales was due primarily to weakened furniture demand. Selling price increases were nominal given the competitive environment and frail economy, while the sales growth rate was stronger than in the other segment. This relative sales strength was due to a higher percentage of sales coming from proprietary dealers, growth in proprietary dealer locations, growth in proprietary sales per square foot and strong brand names. Historically, the growth in sales in the Upholstery Group segment, which contains our largest operating unit, La-Z-Boy Residential, has been stronger than our other segment and the rest of the furniture industry in slow times. Fiscal 2001 was no exception.

The **Casegoods Group proforma sales** declined 4%. The loss of sales due to the financial difficulties of large national or regional retailers was the primary reason for the decline. Competition from imports, primarily from the

Far East, also contributed to the decline in sales. Also, the Casegoods Group segment has a greater percentage of its sales in middle and lower price points than the Upholstery Group. Middle and lower price points historically have been harder hit by unfavorable demand declines than upper price points when the economy slows, in part because consumers typically defer casegoods purchases longer than upholstered product purchases.

Gross profit as a percent of sales for 2001 decreased to 22.0% from 24.1% in 2000. The primary causes of this decrease included the sales slowdown, production declines, restructuring expenses to better adjust capacity to demand and acquisitions with below average gross margin compared to those businesses that made up the company during the majority of fiscal 2000.

Selling, general and administrative expense **(S,G&A)** increased to 16.7% of sales in 2001 from 16.0% in 2000. Bad debt expense increased to $17.3 million from $5.6 million and was the primary reason for the increase in S,G&A as a percent of sales. Several major retailers either declared bankruptcy or experienced significant financial difficulties. This financially weak retailer environment was present throughout the furniture industry for most of 2001. Higher research and development expenditures were another reason for the increase in S,G&A expense as a percent of sales. These R&D expenses were planned and represent targeted efforts to both improve existing products and develop new products. Various other expenses such as sales and administrative expenses also increased as a percent of sales due to the unfavorable effects of acquisitions that had higher than average S,G&A expenses as a percent of sales. Bonus and warranty expenses declined as a percent of sales.

Consolidated operating margin decreased to 5.4% in 2001 from 8.0% in 2000 due primarily to the items discussed above. Unfavorable company mix also affected operating profit margin. That is, acquired operating units had lower than average margins compared with previously existing operating units.

The **Upholstery Group operating margin** declined to 8.5% of sales from 9.9% primarily due to declines in profitability in some lower price point product lines. To maintain sales volume to adequately cover fixed costs, aggressive pricing, advertising and other promotional efforts contributed to lower margins.

The **Casegoods Group operating margin** declined to 1.9% of sales from 6.7%. This segment was affected more than the Upholstery segment by declining sales and the higher bad debt expense caused by major retailers in bankruptcy or financial difficulty. Additionally, the majority of the restructuring costs were in this segment. This segment also had more unfavorable company mix effects on operating margin than the Upholstery segment. Similar to the Upholstery segment, part of the decline in margin was also due to aggressive merchandising and other efforts relating to some lower price point product lines to maintain production volume to adequately cover fixed costs.

Interest expense in 2001 increased 86% compared to fiscal 2000 primarily from increased debt associated with 2000 acquisitions.

Income tax expense as a percent of pretax income of 39.0% in 2001 is up from 37.6% in 2000 primarily due to the utilization of tax loss carryforwards which benefited the prior year, as well as the larger impact in 2001 of non-deductible goodwill amortization on lower pretax income.

Other income in 2001 increased $2.3 million or 44% compared to 2000. An increase of about $5.0 million occurred as a result of a one-time business interruption insurance recovery offset in part by $2.4 million of miscellaneous non-operating expenses.

Liquidity and Financial Condition

Our sources of cash liquidity include cash and equivalents, cash from operations and amounts available under credit facilities. These sources have been adequate for day-to-day expenditures, dividends to shareholders and capital expenditures. We expect these sources of liquidity to continue to be adequate for the future. Capital expenditures for fiscal 2003 are planned at $35 million to $40 million compared to $33 million in fiscal 2002.

Cash flows from operations amounted to $133 million in 2002, $116 million in 2001 and $58 million in 2000. The increase in cash flows from operations is mainly due to a reduction in inventories, resulting from the closing of several plants throughout the year. This reduction in inventory was somewhat offset by the corresponding decrease in trade accounts payable. Capital expenditures, dividends and stock repurchases totaled approximately $97.2 million in 2002, $82.5 million in 2001 and $86.5 million in 2000.

As of April 27, 2002, there were unused **lines of credit** and commitments of $360 million under several credit arrangements. Our main credit arrangement is a $300 million unsecured revolving **credit facility**, maturing in fiscal 2006. The borrowing rate under this credit agreement can range from LIBOR plus 0.475% to LIBOR plus 0.800% based on the consolidated debt to capital ratio. We have entered into several interest rate swap agreements with counter-parties that are participants in the revolving credit facility to reduce the impact of changes in interest rates on the floating rate debt. We believe that the risk of potential credit loss from counter-party non-performance is minimal. The purpose of these swaps is to fix interest rates on a notional amount of $70 million through December 8, 2003, at 6.095% plus the applicable borrowing spread under the revolving credit facility.

Management's Discussion and Analysis

We believe we have a strong capital structure as evidenced by a low debt to capitalization ratio of 16.6% as well as a strong current ratio of 3.0 to 1. Our debt to capitalization ratio is total debt as a percent of shareholders' equity plus total debt. Our current ratio is current assets divided by current liabilities. We feel that the availability of funds under our unused lines of credit and the cash flows from operations are sufficient to fund our capital needs.

The following table summarizes our contractual obligations:

		Payments by period			
(Amounts in millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$139.2	$ 1.7	$ 5.0	$72.0	$60.5
Capital lease obligations	2.8	0.8	1.6	0.4	—
Operating leases	82.2	16.7	27.5	14.3	23.7
Total contractual obligations	$224.2	$19.2	$34.1	$86.7	$84.2

In addition to the above obligations, we have guaranteed various mortgages and leases of dealers with proprietary stores. The total amount of these guarantees is $28.8 million. Of this, $3.2 million will expire within less than one year, $17.0 million in 1-3 years, $5.4 million in 4-5 years and $3.2 million thereafter.

Our board of directors has authorized the **repurchase of company stock**. Shares acquired in 2002, 2001 and 2000 totaled 1.6 million, 1.6 million and 1.7 million, respectively. As of April 27, 2002, 3.6 million additional shares could be purchased pursuant to this authorization. With the expected cash flows we anticipate generating in fiscal 2003, we will continue to be opportunistic in our repurchase program, but we have no commitments for repurchases.

Continuing **environmental compliance** with existing federal, state and local statutes dealing with protection of the environment is not expected to have a material effect upon our capital expenditures, earnings, competitive position or liquidity. We will continue a program of conducting voluntary compliance audits at our facilities. We have also taken steps to assure compliance with provisions of Titles III and V of the 1990 Clean Air Act Amendments.

Critical Accounting Policies

The following is a discussion of our significant accounting policies. These policies were selected because they are broadly applicable within our operating units. The expenses and accrued liabilities or allowances related to certain of these policies are initially based on our best estimates at the time of original entry in our accounting records. Adjustments are recorded when our actual experience differs from the expected experience underlying the estimates. These adjustments could be material if our experiences were to change significantly in a short period of time. We make frequent comparisons of actual experience and expected experience in order to mitigate the likelihood of material adjustments.

Allowance for Doubtful Accounts

Allowances for doubtful accounts are recorded based on the use of estimates and judgment in regards to risk exposure and collectibility. We estimate losses for our bad debt provision using consistent and appropriate methods. Changes to our assumptions relating to these estimates could affect our recorded provision.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) basis for approximately 77% and 79% of our inventories at April 27, 2002, and April 28, 2001, respectively. Cost is determined for all other inventories on a first-in, first-out (FIFO) basis.

Excess of FIFO over the LIFO basis at April 27, 2002, and April 28, 2001, includes $11 million and $15 million, respectively, for inventory written-up to fair value for acquisitions that occurred in fiscal 2000. This purchase accounting adjustment reduces earnings in the periods that the related inventory is sold.

Revenue Recognition and Related Allowances

Revenue is primarily recognized upon shipment of product. This revenue includes amounts billed to customers for shipping. Provision is made at the time revenue is recognized for estimated product returns and warranties as well as other incentives that may be offered to customers. Estimated costs for the provisions are based upon historical expenses and current sales trends.

Other incentives offered to customers include cash discounts, volume discounts and advertising agreements. Cash discounts are recorded as a reduction of revenues when the revenue is recognized. Volume discounts are recorded at the time of sale as a reduction of revenue. Our advertising agreements, which give customers advertising allowances based on revenues, are recorded when the revenue is recognized as a reduction to revenue.

Restructuring

In the fourth quarter of fiscal 2002, we recorded an expense of $9.0 million ($5.5 million after tax) as a result of a restructuring plan. This plan involved closing one manufacturing facility and converting a second facility to warehousing. The impact of this plan is a reduction of manufacturing space of 0.7 million square feet and a reduction of 252 employees. The remaining assets, which include buildings and equipment of $4.4 million, are part of the Casegoods segment and are expected to be disposed of by the end of fiscal year 2004. This plan is expected to be completed in June 2002. As of April 27, 2002, 240 of the 252 employees remained with the company.

In the second quarter of fiscal 2002, we recorded an expense of $13.2 million ($8.1 million after tax) as a result of a restructuring plan. This plan involved closing down three manufacturing facilities and converting two others to warehousing, sub-assembly and import service operations. The impact of this plan was a reduction of manufacturing space of 1.25 million square feet and reduction across the company of 570 employees in management and manufacturing positions. The remaining assets, which include buildings of $0.9 million, are expected to be disposed of by the end of fiscal year 2004. Of this $0.9 million, $0.7 million of these assets are part of the Upholstery segment. The remaining $0.2 million are part of the Casegoods segment. This plan is expected to be completed by July 2002. All except 23 of the 570 employees have been terminated as of the end of the fiscal year.

In the fourth quarter of fiscal 2001, we recorded a restructuring charge of $11.2 million ($6.9 million after tax) as a result of strategic decisions to rationalize production capacity to achieve more efficient production utilization and exit certain unprofitable product lines. The effect of this plan was a reduction of 310 employees in management and manufacturing positions. The remaining assets, which include $1.0 million of buildings, are part of the Casegoods segment and are expected to be disposed of by the end of fiscal year 2004. This plan was complete and all of the 310 employees were terminated as of the end of this fiscal year.

The impact by segment of these restructuring charges is included in "Note 17: Segments" on pages 29 and 30 of this report.

The restructuring liabilities, charges to expense and cash payments or asset write-downs are as follows:

Outlook Section

Statements in this Outlook Section and throughout this Management's Discussion and Analysis are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. As conditions change in the future, actual results may not match our expectations. In particular, many important factors, including future economic, political and industry conditions (for example, changes in interest rates, changes in consumer demand, changes in currency exchange rates, changes in demographics and consumer preferences, changes in housing sales, oil price changes, terrorism impacts and changes in the availability and cost of capital), competitive factors (such as the competitiveness of foreign-made products, new manufacturing technologies, or other actions taken by current or new competitors), operating factors (for example, supply, labor or distribution disruptions, changes in operating conditions or costs, effects of restructuring actions and changes in regulatory environment), and factors relating to acquisitions could affect our future results and could cause those results or other outcomes to differ materially from what may be expressed or implied in forward-looking statements. We undertake no obligation to update or revise any forward-looking statements for new developments or otherwise.

Short-Term Outlook

Last year at this time, the furniture industry was in the midst of a sharp decline. Weakness in consumer demand was exacerbated by a rash of retailer bankruptcies, including several of the nation's largest furniture stores in addition to a number of smaller ones. This caused our July 2001 first quarter to be especially weak. We expect this year's first fiscal quarter, which ends July 27, 2002, to show significant improvement over those depressed year-earlier levels. As we stated in our fiscal 2002 year-end press release, we anticipate low single digit percentage sales growth in the July quarter, compared to the prior year, and earnings per diluted share in the $0.22-$0.27

Effects of restructuring

(Amounts in thousands)	4/29/00 balance	Charges to expense	Cash payment or asset write-down	4/28/01 balance	Charges to expense	Cash payment or asset write-down	4/27/02 balance
Fixed asset write-downs....	—	$ 4,000	$(4,000)	$ —	$ 11,000	$(11,000)	$ —
Severance and benefit related costs	—	1,200	—	1,200	4,600	(4,300)	1,500
Inventory write-downs	—	3,300	(3,300)	—	3,500	(3,500)	—
Other	—	2,700	—	2,700	3,100	(2,700)	3,100
Total	—	$11,200	$(7,300)	$3,900	$22,200	$(21,500)	$4,600

range, compared to $0.05 per diluted share in the first quarter of fiscal 2002.

This anticipated improvement reflects several factors. First, industry sales trends have improved, especially in the upholstery sector, which accounts for over 70% of our total sales. Second, the retailer climate has also strengthened somewhat following the distress of last year, with the remaining retailers in better financial condition. And, third, we are beginning to realize bottom line benefits from our fiscal 2002 cost-cutting, downsizing and restructuring actions.

Longer-Term Outlook

Our long-term outlook is closely linked to the outlook for our industry in general. Excluding last year's sharp decline, the residential furniture industry over the past 10 years has grown at an annual rate exceeding 5%, with the upholstery segment growing somewhat faster than the casegoods segment and exhibiting less volatility. Demand should remain favorable over the next few years at least, as a result of the very strong level of new and existing U.S. home sales of the past several years. In addition, demographic factors remain positive, with the prime furniture buying years being ages 35-54, and even older in the case of certain furniture categories such as upholstered chairs and recliners.

Our company's goal is to grow sales from existing operations at a rate faster than that of the overall North American furniture industry (the "industry"). Continued growth in the number of our proprietary outlets is one reason our sales growth rates can continue to exceed those of the industry at large. We have a substantial number of proprietary outlets in each of our two business segments and, as a whole, our proprietary distribution (retail sales through these proprietary outlets) accounts for approximately 38% of our total sales volume. This proprietary percentage has been growing, excluding the effect of acquisitions. It is management's objective to keep it growing in the years immediately ahead.

Continued growth in the sales per square foot generated by these proprietary outlets is another reason our sales can continue to exceed industry growth rates. Dedicated marketing focus associated with proprietary distribution in specific metropolitan areas typically results in actions that improve sales per square foot of retail floor space over time.

The industry has been consolidating at both the retail and manufacturing levels, and this trend is expected to continue. Smaller and/or financially weaker retailers are finding it increasingly difficult to remain competitive with larger, better-managed and/or financially stronger retailers. On the production side, progress in manufacturing methodologies, information systems and other technologies, business processes and financial and general management methods, combined with economies of scale, have continually put additional competitive pressure on smaller manufacturers. Additional market pressures may be created in the future due to foreign manufacturers entering the U.S. market, as well as increased direct purchasing from overseas by U.S. retailers.

Our continued ability to leverage dealer relationships across a large number of distinct La-Z-Boy business units is another reason we believe our sales growth can exceed that of the industry. We believe that each of our operating units will continue to benefit by their association with the La-Z-Boy name. The development and implementation of various "cross-marketing" and "cross-manufacturing" programs to facilitate this benefit by association is an area of substantial management interest and emphasis.

Finally, our importation of finished goods and furniture components continues to increase, representing another avenue for our company to be able to sustain our market share and a competitive sales price. These imports are either resold fully assembled or have additional manufacturing value added prior to being marketed. Imported finished goods currently account for approximately 6% of our total sales. For our Casegoods segment, imports accounted for 21% of our sales in fiscal 2002 and are growing at a much faster rate than our overall business. This above-average growth trend is expected to continue for the foreseeable future – for both our industry and our company.

While furniture imports are sourced from many different countries, the majority of our fiscal 2002 imports came from the Far East, and we expect we will increase our Far East imports even more in the future. These products typically benefit from substantially lower overseas labor costs and, as a result, provide higher value to our domestic customers whether delivered fully assembled or blended with our domestically manufactured products prior to resale. In many cases, retailers buy these products from La-Z-Boy companies, as opposed to importing them directly, in order to minimize inventories, obtain quicker delivery, have access to a broader assortment of products, receive service assurance and reduce freight costs.

Another financial goal is to continually improve the company's operating margin – operating income as a percent of sales – with a goal of 10.0%. Operating margin hit a recent high of 8.0% in both fiscal 1999 and fiscal 2000 before declining to 5.4% in 2001. Fiscal 2002 "normalized" operating margin (excluding restructuring and divestiture expenses) was 6.1%. On a quarterly basis, our overall normalized operating margin in fiscal 2002 hit a low point of 1.5% in the July first quarter and reached 8.6% in the April fourth quarter. The margin improvement last year was due to a combination of improving sales trends and progressively increasing benefits from our cost-cutting actions and restructuring moves. Our fiscal 2003 quarterly operating margins are expected to show improvements over the comparable fiscal 2002 margins. Our first quarter is historically our lowest quarter for both sales and operating margins.

We expect the **restructurings** that occurred over the past two fiscal years to help improve profitability next year by adjusting capacity and other types of overhead costs. The full-year benefits of our restructuring and other cost reduction measures of fiscal 2002 should benefit our operating margin in fiscal 2003.

Corporate overhead costs improved as a percent of sales with a full year of integration of newly acquired units similar functions. We expect more improvement in fiscal 2003 in these and other corporate areas.

We also expect increased **outsourcing of components** to lower-cost suppliers outside of North America to help improve profitability. Increased importing of components has been an industry trend over the last three to five years. Changes in foreign exchange rates are not expected to affect this outsourcing trend in the next year.

During fiscal 2002, the Financial Accounting Standards Board (FASB) approved SFAS No. 142, "Goodwill and Other Intangible Assets," SFAS No. 143, "Accounting for Asset Retirement Obligations," SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections."

SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets and requires a review at least annually for impairment. Our amortization of goodwill and other indefinite-lived intangible assets will be affected upon our adoption of this SFAS in fiscal 2003. This SFAS will require us to cease amortization of our remaining goodwill and indefinite-lived intangible asset balances. We believe the impact of discontinuing this amortization will be to increase annual earnings by approximately $7.5 million, net of taxes. In addition, this SFAS will require us to perform an impairment test of our existing goodwill and other indefinite-lived intangible assets based on a fair value concept. We have not yet determined the effects of impairment charges upon adoption.

We have not yet determined the impact, if any, on our financial statements of SFAS No. 143 and SFAS No. 145, which are effective in our fiscal 2004.

SFAS No. 144 was adopted on April 28, 2002, and had no impact on our financial statements.

Consolidated Six-Year Summary of Selected Financial Data

(Amounts in thousands, except per share data) Fiscal year ended	4/27/02 (52 weeks)	4/28/01 (52 weeks)	4/29/00 (53 weeks)	4/24/99 (52 weeks)	4/25/98 (52 weeks)	4/26/97 (52 weeks)
Sales	$2,153,952	$2,248,491	$1,778,225	$1,339,016	$1,152,171	$1,050,056
Cost of sales	1,647,334	1,753,000	1,350,561	997,975	869,093	788,746
Gross profit	506,618	495,491	427,664	341,041	283,078	261,310
Selling, general and administrative	398,229	374,697	284,816	234,282	205,875	187,377
Loss on divestiture	11,689	—	—	—	—	—
Operating income	96,700	120,794	142,848	106,759	77,203	73,933
Interest expense	10,063	17,960	9,655	4,440	4,157	4,376
Interest income	1,362	1,779	1,976	2,181	2,021	1,770
Other income	937	7,431	5,144	2,738	4,207	2,508
Pretax income	88,936	112,044	140,313	107,238	79,274	73,835
Income tax expense	27,185	43,708	52,699	41,096	29,354	28,538
Net income	$ 61,751	$ 68,336	$ 87,614	$ 66,142	$ 49,920	$ 45,297
Diluted weighted average shares outstanding*	61,125	60,692	54,860	53,148	53,821	54,575
Diluted net income per share*	$ 1.01	$ 1.13	$ 1.60	$ 1.24	$ 0.93	$ 0.83
Dividends declared per share	$ 0.36	$ 0.35	$ 0.32	$ 0.31	$ 0.28	$ 0.26
Book value on year end shares outstanding*	$ 11.90	$ 11.49	$ 10.81	$ 7.93	$ 7.25	$ 6.69
Return on average shareholders' equity	8.8%	10.1%	16.3%	16.5%	13.4%	12.9%
Gross profit as a percent of sales	23.5%	22.0%	24.1%	25.5%	24.6%	24.9%
Operating profit as a percent of sales	4.5%	5.4%	8.0%	8.0%	6.7%	7.0%
Earnings before interest, taxes, depreciation and amortization as a percent of sales	6.6%	7.7%	10.0%	9.8%	8.9%	9.2%
Income tax expense as a percent of pretax income	30.6%	39.0%	37.6%	38.3%	37.0%	38.7%
Net income as a percent of sales	2.9%	3.0%	4.9%	4.9%	4.3%	4.3%
Depreciation and amortization	$ 43,988	$ 45,697	$ 30,342	$ 22,081	$ 21,021	$ 20,382
Capital expenditures	$ 32,966	$ 37,416	$ 37,968	$ 25,316	$ 22,016	$ 17,778
Property, plant and equipment, net	$ 205,463	$ 230,341	$ 227,883	$ 125,989	$ 121,762	$ 114,658
Working capital	$ 444,799	$ 458,861	$ 455,363	$ 293,160	$ 274,739	$ 245,106
Current ratio	3.0 to 1	2.8 to 1	2.9 to 1	3.2 to 1	3.5 to 1	3.5 to 1
Total assets	$1,160,776	$1,225,797	$1,220,895	$ 630,994	$ 581,583	$ 528,407
Total debt	$ 141,662	$ 215,644	$ 249,670	$ 65,473	$ 73,458	$ 61,279
Shareholders' equity	$ 713,522	$ 695,146	$ 663,092	$ 414,915	$ 388,209	$ 359,338
Ratio of total debt to equity	19.9%	31.0%	37.7%	15.8%	18.9%	17.1%
Ratio of total debt to capital	16.6%	23.7%	27.4%	13.6%	15.9%	14.6%
Shareholders	33,000	23,600	22,300	16,300	13,600	12,700
Employees	17,850	20,400	21,600	12,800	12,200	11,200

*Years 1997 and 1998 have been restated to reflect the September 1998 three-for-one stock split, in the form of a 200% stock dividend.
Some prior year information has been reclassified in order to be comparable to current year information.

Unaudited Quarterly Financial Information

(Amounts in thousands, except per share data) Quarter ended	7/28/01	10/27/01	1/26/02	4/27/02
Sales	$456,935	$ 557,408	$ 543,547	$ 596,062
Cost of sales	361,117	435,510	406,324	444,383
Gross profit	95,818	121,898	137,223	151,679
Selling, general and administrative	88,841	100,292	99,865	109,231
Loss on divestiture	—	—	11,689	—
Operating income	6,977	21,606	25,669	42,448
Interest expense	2,956	2,044	3,004	2,059
Interest income	358	387	370	247
Other income	263	363	576	(265)
Pretax income	4,642	20,312	23,611	40,371
Income tax expense	1,811	7,921	1,948	15,505
Net income	$ 2,831	$ 12,391	$ 21,663	$ 24,866
Diluted average shares outstanding	61,021	61,052	61,062	61,063
Diluted EPS	$ 0.05	$ 0.20	$ 0.35	$ 0.41

(Amounts in thousands, except per share data) Quarter ended	7/29/00	10/28/00	1/27/01	4/28/01
Sales	$515,026	$ 591,605	$ 548,908	$ 592,952
Cost of sales	400,366	450,569	428,945	473,120
Gross profit	114,660	141,036	119,963	119,832
Selling, general and administrative	90,080	96,200	92,744	95,673
Operating income	24,580	44,836	27,219	24,159
Interest expense	4,352	4,497	4,821	4,290
Interest income	453	329	502	495
Other income	616	5,860	2,623	(1,668)
Pretax income	21,297	46,528	25,523	18,696
Income tax expense	8,294	17,612	9,406	8,396
Net income	$ 13,003	$ 28,916	$ 16,117	$ 10,300
Diluted average shares outstanding	61,280	60,684	60,399	60,571
Diluted EPS	$ 0.21	$ 0.48	$ 0.27	$ 0.17

Some quarterly information has been reclassified in order to be comparable.

Dividend and Market Information

Fiscal 2002 quarter ended	Dividends paid	Market price High	Low	Close
July 28	$0.09	$20.00	$17.51	$19.85
Oct. 27	0.09	20.85	14.70	18.08
Jan. 26	0.09	23.30	17.53	21.23
April 27	0.09	$30.94	$21.15	$30.20
	$0.36			

Fiscal 2001 quarter ended	Dividends paid	Market price High	Low	Close
July 29	$0.08	$16.31	$14.00	$15.25
Oct. 28	0.09	17.50	13.44	14.75
Jan. 27	0.09	16.94	14.06	16.94
April 28	0.09	$18.50	$15.77	$18.02
	$0.35			

Fiscal year	Dividends paid	Dividend yield	Dividend payout ratio	Market price High	Low	Close	Market value (in millions)	P/E ratio High	Low
2002	$0.36	1.7%	35.6%	$30.94	$14.70	$30.20	$1,811	31	15
2001	0.35	1.9%	31.0%	18.50	13.44	18.02	1,090	16	12
2000	0.32	2.0%	19.9%	24.44	13.69	15.69	962	15	10
1999	0.31	1.6%	24.8%	22.50	15.25	19.00	994	18	12
1998	0.28	1.6%	30.1%	17.83	10.58	17.83	955	19	11
1997	$0.26	2.4%	31.2%	$12.29	$ 9.29	$10.75	$ 578	15	11

La-Z-Boy Incorporated common shares are traded on the NYSE and PCX (symbol LZB).
Various data has been restated to reflect the September 1998 three-for-one stock split.

La-Z-Boy Incorporated

board of directors

John H. Foss
Retired Manufacturing Financial Executive

David K. Hehl
Member, Cooley Hehl Wohlgamuth & Carlton, P.L.L.C.

James W. Johnston
Private Investor

Gerald L. Kiser
President and Chief Executive Officer La-Z-Boy Incorporated

Dr. H. George Levy
Otolaryngologist
CEO of USI, Inc., and CEO of Enduenet, Inc.

Rocque E. Lipford
Senior Member
Miller, Canfield, Paddock and Stone, P.L.C.

Patrick H. Norton
Chairman of the Board
La-Z-Boy Incorporated

Helen O. Petrauskas
Retired Automotive Executive

Jack L. Thompson
President and CEO
Penda Corporation

John F. Weaver
Retired Banking Executive

La-Z-Boy Incorporated

corporate executives

Patrick H. Norton
Chairman of the Board

Gerald L. Kiser
President and Chief Executive Officer

John J. Case
Senior VP and President, Upholstery Group

David M. Risley
Senior VP and Chief Financial Officer

James P. Klarr
Secretary and Corporate Counsel

Mark A. Stegeman
Treasurer

Louis M. Riccio Jr.
Corporate Controller and VP

Philip A. Davis
VP, Corporate Human Resources

Stanley W. Kirkwood
VP, Corporate Chief Information Officer

Richard G. Micka
VP, Corporate Administration

Eddie A. Taylor
VP, International Business Development

La-Z-Boy Incorporated

divisional executives

Upholstery Segment

Thomas Brown
Managing Director, Centurion Furniture

Kenneth E. Church
President, Clayton Marcus

Kurt L. Darrow
President, La-Z-Boy Residential

Rodney D. England
President, England

Michael C. Moldenhauer
President, Sam Moore Furniture

Steven W. Pilgrim
President, Bauhaus USA

James A. Wall
President, HickoryMark

Casegoods Segment

Noel L. Chitwood
President, American of Martinsville

B. Lamont Hope
President, Lea Industries

Steven M. Kincaid
President, Kincaid Furniture and Alexvale

John V. Labarowski
President, Hammary Furniture

R. Jack Richardson Jr.
President, American Drew

Thomas G. Tilley Jr.
President, Pennsylvania House

THE END

investor information

Corporate Headquarters
La-Z-Boy Incorporated
1284 North Telegraph Road
Monroe, Michigan 48162-3390
734-242-1444

www.la-z-boy.com

Dividend Reinvestment Plan
A brochure is available on the La-Z-Boy Dividend Reinvestment Plan. It explains how shareholders may increase their investment in the stock of the Company. Write to Investor Relations.

Investor Relations and Financial Reports
We will provide the Form 10-K to any shareholder that requests it. Security analysts, shareholders and investors may request information (quarterly or annual reports, etc.) from:

Investor Relations
La-Z-Boy Incorporated
1284 North Telegraph Road
Monroe, Michigan 48162-3390
734-241-4414

investorrelations@la-z-boy.com

Stock Exchange
La-Z-Boy Incorporated common shares are traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol LZB.

Shareholder Services
Inquiries regarding the Dividend Reinvestment Plan, dividend payments, stock transfer requirements, address changes and account consolidations should be addressed to the Company's stock transfer agent and registrar:

American Stock Transfer & Trust Company
58 Maiden Lane
New York, New York 10007
212-936-5100
800-937-5449

LA-Z-BOY
INCORPORATED

upholstery

la-z-boy.com

la-z-boy.co.uk

bauhaususa.com

claytonmarcus.com

England, Inc.*

hickorymark.com

sammoore.com

lzbcontract.com

lzbhealthcare.com

2002

casegoods

alexvale.com

americandrew.com

americanofmartinsville.com

hammary.com

kincaidfurniture.com

leafurniture.com

pennsylvaniahouse.com

* No public Web site at this time